SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                       Coca-Cola Bottling Co. Consolidated
                   (Name of issuer or person filing statement)

                          Common Stock, $1.00 Par Value
                         (Title of class of securities)

                                  191098 10 2
                      (CUSIP number of class of securities)

                             J. Frank Harrison, III
                    Vice Chairman of the Board of Directors and
                             Chief Executive Officer
                        Coca-Cola Bottling Co. Consolidated
                                1900 Rexford Road
                         Charlotte, North Carolina 28211
                                 (704) 551-4400
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:

                             J. Norfleet Pruden, III
                   Kennedy Covington Lobdell & Hickman, L.L.P.
                          NationsBank Corporate Center
                       100 North Tryon Street, Suite 4200
                      Charlotte, North Carolina 28202-4006
                                 (704) 331-7400


                                November 14, 1996
     (Date tender offer first published, sent or given to security holders)


                            Calculation of Filing Fee
Transaction Valuation*                                     Amount of Filing Fee
     $23,750,000                                                 $4,750

* Assumes the purchase of 500,000 Shares at the maximum tender offer price per Share of $47.50.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: Not Applicable              Filing party: Not Applicable
Form or registration no.: Not Applicable              Date filed: Not Applicable

         This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the "Company"), to purchase up to 500,000 shares of common stock, $1.00 par value ("Common Stock" or the "Shares"), of the Company at prices, net to the seller in cash, not greater than $47.50 nor less than $42.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is Coca-Cola Bottling Co. Consolidated, a Delaware corporation. The address of its principal executive offices is 1900 Rexford Road, Charlotte, North Carolina 28211.

         (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Information as to Capital Stock; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

         (c) The information set forth in "Introduction," and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

         (d) This Statement is being filed by the issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
ISSUER.

         (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Information as to Capital Stock; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in "Section 9. Information as to Capital Stock; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Information as to Capital Stock; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth as (i) "Item 8. Financial Statements and Supplementary Data" in Part II of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed as Exhibit (g)(1) hereto, and (ii) "Item 1. Financial Statements" in Part I of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 1996, filed as Exhibit (g)(2) hereto, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION

         (a) Not applicable.

         (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory and Foreign Approvals" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

         (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)      Form of Offer to Purchase dated November 14, 1996.
         (a)(2)      Form of Letter of Transmittal.
         (a)(3)      Form of Notice of Guaranteed Delivery.
         (a)(4) Form of Letter dated November 14, 1996 from the Company to brokers, dealers, commercial banks, trust companies and other nominees.

         (a)(5) Form of Letter dated November 14, 1996 to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
         (a)(6) Form of Letter dated November 14, 1996 to shareholders from the Vice Chairman of the Board of Directors and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company.
         (a)(7)      Form of Press Release issued by the Company dated
                     November 14, 1996.
         (a)(8)      Form of Summary Advertisement dated November 14, 1996.
         (a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (b) Amended and Restated Credit Agreement, dated as of December 21, 1995, among the Company, NationsBank, N.A., Bank of America National Trust and Savings Association and the other banks named therein (incorporated herein by reference to Exhibit 4.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
         (c)(i) Stock Rights and Restrictions Agreement, dated as of January 27, 1989, by and between the Company and The Coca-Cola Company (incorporated herein by reference to Exhibit 28.01 to the Company's Current Report on Form 8-K dated as of January 27, 1989).
         (c)(ii) Shareholders' Agreement, dated as of December 17, 1988, by and among The Coca-Cola Company, J. Frank Harrison, Jr.,
                     J. Frank Harrison, III and the other parties thereto.
         (d)         Not applicable.
         (e)         Not applicable.
         (f)         Not applicable.
         (g)(1)      "Item 8. Financial Statements and Supplementary Data" in
                     Part II of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
         (g)(2) "Item 1. Financial Statements" in Part I of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 1996.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 COCA-COLA BOTTLING CO. CONSOLIDATED

                                 By: /s/ David V. Singer
                                     David V. Singer
                                     Vice President and Chief Financial Officer

Dated:  November 14, 1996

                                INDEX TO EXHIBITS


ITEM                                DESCRIPTION                                          PAGE
(a)(1)               Form of Offer to Purchase dated November 14, 1996.
(a)(2)               Form of Letter of Transmittal.
(a)(3)               Form of Notice of Guaranteed Delivery.
(a)(4)               Form of Letter dated November 14, 1996 from the
                     Company to brokers, dealers, commercial banks, trust
                     companies and other nominees.
(a)(5)               Form of Letter dated November 14, 1996 to clients for use
                     by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(6)               Form of Letter dated November 14, 1996 to shareholders from the Vice Chairman of the Board of Directors and Chief
                     Executive Officer and the Vice President and Chief
                     Financial Officer of the Company.
(a)(7)               Form of Press Release issued by the Company dated
                     November 14, 1996.
(a)(8)               Form of Summary Advertisement dated November 14, 1996.
(a)(9)               Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.
(b)                  Amended and Restated Credit Agreement, dated as of December
                     21, 1995, among the Company, NationsBank, N.A., Bank of
                     America National Trust and Savings Association and the
                     other banks named therein (incorporated herein by reference to Exhibit 4.14 to the Company's Annual Report on Form 10-K
                     for the fiscal year ended December 31, 1995).
(c)(i)               Stock Rights and Restrictions Agreement, dated as of
                     January 27, 1989, by and between the Company and The
                     Coca-Cola Company (incorporated herein by reference to
                     Exhibit 28.01 to the Company's Current Report on Form 8-K
                     dated as of January 27, 1989).
(c)(ii)              Shareholders' Agreement, dated as of December 17, 1988,
                     by and among The Coca-Cola Company, J. Frank Harrison, Jr.,
                     J. Frank Harrison, III and the other parties thereto.
(g)(1)               "Item 8. Financial Statements and Supplementary Data" in
                     Part II of the Company's Annual Report on Form 10-K for the
                     fiscal year ended December 31, 1995.
(g)(2)               "Item 1. Financial Statements" in Part I of the Company's
                     Quarterly Report on Form 10-Q for the quarterly period ended
                     September 29, 1996.

                                                              Exhibit (a)(1)


       (Coca-Cola Bottling Co. Consolidated Logo appears here)

      OFFER TO PURCHASE FOR CASH UP TO 500,000 SHARES OF ITS COMMON STOCK
  AT A PURCHASE PRICE NOT GREATER THAN $47.50 NOR LESS THAN $42.50 PER SHARE.

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, DECEMBER 13, 1996, UNLESS THE OFFER IS EXTENDED.

     Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its common stock, $1.00 par value ("Common Stock" or the "Shares"), to the Company at prices not greater than $47.50 nor less than $42.50 per Share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $47.50 nor less than $42.50 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 500,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $47.50 nor less than $42.50 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer including the proration terms hereof. The Company reserves the right, in its sole discretion, to purchase more than 500,000 Shares pursuant to the Offer.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     This Offer is not being made for (nor will tenders be accepted of) shares of the Company's Class B common stock, $1.00 par value ("Class B Common Stock"). Holders of Class B Common Stock who wish to participate in the Offer must convert such Class B Common Stock into Shares in accordance with the terms and provisions of the Company's Certificate of Incorporation and tender the Shares issuable upon conversion in accordance with the terms and conditions of the Offer prior to the expiration thereof.

     On November 5, 1996, the Board of Directors of the Company declared a dividend of $.25 per share on shares of Common Stock and Class B Common Stock payable on December 6, 1996 to stockholders of record at the close of business on November 22, 1996. Since the Expiration Date (as hereinafter defined) will occur after November 22, 1996, holders of record on such date of Shares purchased in the Offer will be entitled to receive such dividend regardless of whether such Shares were tendered pursuant to the Offer prior to, on or after November 22, 1996.

     The Shares are listed and traded on the Nasdaq National Market under the symbol "COKE." On November 13, 1996, the last full trading day on the Nasdaq National Market prior to the announcement and commencement of the Offer, the closing per Share sales price as reported on the Nasdaq National Market was $42.25. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 7.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED BY ITS PRINCIPAL STOCKHOLDERS (J. FRANK HARRISON, JR., J. FRANK HARRISON, III AND CERTAIN TRUSTS FOR THE BENEFIT OF MEMBERS OF THE HARRISON FAMILY (THE "HARRISON FAMILY INTERESTS") AND THE COCA-COLA COMPANY) THAT THEY DO NOT INTEND TO TENDER SHARES PURSUANT TO THE OFFER, ALTHOUGH, FOLLOWING COMPLETION OF THE OFFER, THE COMPANY INTENDS TO NEGOTIATE WITH THE COCA-COLA COMPANY FOR THE PURCHASE OF CERTAIN SHARES HELD BY THE COCA-COLA COMPANY. SEE SECTION 9. THE COMPANY HAS BEEN ADVISED THAT CERTAIN OF ITS OTHER DIRECTORS AND EXECUTIVE OFFICERS MAY TENDER SHARES PURSUANT TO THE OFFER. SEE SECTION 8.

            The Date of this Offer to Purchase is November 14, 1996.

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signature guarantee and any other required documents to First Union National Bank of North Carolina (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or follow the procedure for book-entry delivery set forth in Section 3, or (ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. Stockholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the Depositary by the expiration of the Offer should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3. TO EFFECT A VALID TENDER OF SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

                                    SUMMARY

     This general summary is provided for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

Number of Shares to be Purchased......................  500,000 Shares (or such lesser number of Shares as are validly tendered). The Company reserves the right to
                                                        purchase a greater number of Shares. See Sections 1 and
                                                        15.
Purchase Price........................................  The Company will determine a single per Share net cash price, not greater than $47.50 nor less than $42.50 per
                                                        Share, that it will pay for Shares validly tendered. All
                                                        Shares acquired in the Offer will be acquired at the
                                                        Purchase Price even if tendered at or below the Purchase
                                                        Price. Each stockholder desiring to tender Shares must
                                                        specify in the Letter of Transmittal the minimum price
                                                        (not greater than $47.50 nor less than $42.50 per Share)
                                                        at which such stockholder is willing to have Shares
                                                        purchased by the Company.
How to Tender Shares..................................  See Section 3. Call the Information Agent or consult your broker for assistance.
Dividends.............................................  See Section 7 for a discussion of payment of the next regular quarterly dividend.
Brokerage Commissions.................................  None.
Stock Transfer Tax....................................  None, if payment is made to the registered holder.
Expiration and Proration Dates........................  Friday, December 13, 1996, at 5:00 p.m., Eastern time, unless extended by the Company.
Payment Date..........................................  As soon as practicable after the Expiration Date.
Position of the Company and its Directors.............  Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender
                                                        or refrain from tendering Shares.
Withdrawal Rights.....................................  Tendered Shares may be withdrawn at any time until 5:00
                                                        p.m., Eastern time, on Friday, December 13, 1996, unless
                                                        the Offer is extended by the Company and, unless
                                                        previously purchased, after 12:00 Midnight, Eastern time,
                                                        on Monday, January 13, 1997. See Section 4.
Odd Lots..............................................  There will be no proration of Shares tendered by any stockholder owning beneficially fewer than 100 Shares in
                                                        the aggregate (excluding Shares attributable to
                                                        individual accounts under the Company's Savings Plan, but
                                                        including Shares held in the Company's Dividend
                                                        Reinvestment and Stock Purchase Plans) as of the close of
                                                        business on November 13, 1996 and as of the Expiration
                                                        Date, who tenders all such Shares at or below the
                                                        Purchase Price prior to the Expiration Date and who

                                                        checks the "Odd Lots" box in the Letter of Transmittal.
Class B Common Stock..................................  This Offer is not being made for (nor will tenders be accepted of) shares of the Company's Class B Common
                                                        Stock. Holders of Class B Common Stock who wish to
                                                        participate in the Offer must convert such Class B Common
                                                        Stock into Shares in accordance with the terms and
                                                        provisions of the Company's Certificate of Incorporation
                                                        and tender the Shares issuable upon conversion in
                                                        accordance with the terms and conditions of the Offer
                                                        prior to the expiration thereof.
Further Developments Regarding the Offer..............  Call the Information Agent or consult your broker.

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

SECTION                                                                                                     PAGE

SUMMARY..................................................................................................     3

INTRODUCTION.............................................................................................     6

THE OFFER................................................................................................     8

      1. Number of Shares; Proration.....................................................................     8

      2. Tenders by Owners of Fewer than 100 Shares......................................................    10

      3. Procedure for Tendering Shares..................................................................    10

      4. Withdrawal Rights...............................................................................    14

      5. Purchase of Shares and Payment of Purchase Price................................................    15

      6. Certain Conditions of the Offer.................................................................    16

      7. Price Range of Shares; Dividends................................................................    18

      8. Background and Purpose of the Offer; Certain Effects of the Offer...............................    18

      9. Information as to Capital Stock; Transactions and Arrangements Concerning the Shares............    20

     10. Source and Amount of Funds......................................................................    21

     11. Certain Information about the Company...........................................................    22

     12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act..............    27

     13. Certain Legal Matters; Regulatory and Foreign Approvals.........................................    27

     14. Certain U.S. Federal Income Tax Consequences....................................................    27

     15. Extension of the Offer; Termination; Amendments.................................................    30

     16. Fees and Expenses...............................................................................    31

     17. Miscellaneous...................................................................................    31

TO THE HOLDERS OF SHARES OF COMMON STOCK OF COCA-COLA BOTTLING CO. CONSOLIDATED:

                                  INTRODUCTION

     Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its common stock, $1.00 par value ("Common Stock" or the "Shares"), to the Company at prices not greater than $47.50 nor less than $42.50 per Share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $47.50 nor less than $42.50 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 500,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $47.50 nor less than $42.50 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date (as defined in Section 1) at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer including the proration terms described below. The Company reserves the right, in its sole discretion, to purchase more than 500,000 Shares pursuant to the Offer.

     THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     If, before the Expiration Date, more than 500,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered at or below the Purchase Price and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, purchase Shares first from all Odd Lot Owners (as defined in Section 2) who validly tender all their Shares at or below the Purchase Price and then on a PRO RATA basis from all other stockholders who validly tender Shares at prices at or below the Purchase Price (and do not withdraw them prior to the Expiration Date). The Company will return at its own expense all Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and not withdrawn and Shares not purchased because of proration. The Purchase Price will be paid net to the tendering stockholders in cash for all Shares purchased. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY (AS DEFINED BELOW) THE SUBSTITUTE FORM W-9 THAT IS INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. In addition, the Company will pay all fees and expenses of Georgeson & Company Inc. (the "Information Agent") and First Union National Bank of North Carolina (the "Depositary") in connection with the Offer. See Section 16.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED BY ITS PRINCIPAL STOCKHOLDERS (THE HARRISON FAMILY INTERESTS AND THE COCA-COLA COMPANY) THAT THEY

DO NOT INTEND TO TENDER SHARES PURSUANT TO THE OFFER, ALTHOUGH, FOLLOWING COMPLETION OF THE OFFER, THE COMPANY INTENDS TO NEGOTIATE WITH THE COCA-COLA COMPANY FOR THE PURCHASE OF CERTAIN SHARES HELD BY THE COCA-COLA COMPANY. SEE
SECTION 9. THE COMPANY HAS BEEN ADVISED THAT CERTAIN OF ITS OTHER DIRECTORS AND EXECUTIVE OFFICERS MAY TENDER SHARES PURSUANT TO THE OFFER. SEE SECTION 8.

     The Company's management and Board of Directors desire to enhance stockholder value and provide a liquidity opportunity to stockholders and have determined that Share repurchases funded by borrowings under the Company's revolving credit facility would advance such objectives and be in the best interests of the Company and its stockholders. The Company believes that the purchase of Shares is consistent with its long-term goals and that, after the Offer is completed, the Company will have sufficient cash flow and access to other sources of capital in order to fund its working capital needs and provide for its current capital expenditure requirements.

     As of September 30, 1996, the Company's Savings Plan held 22,093 Shares. The Savings Plan's Shares are the principal investment of the Savings Plan's Company Stock Fund. The Savings Plan has been amended to eliminate the Company Stock Fund, and, in order to dispose of the Shares held by the Company Stock Fund, it is anticipated that the trustee of the Savings Plan will tender all of the Savings Plan's Shares in the Offer. Participants in the Savings Plan should not return the Letter of Transmittal with respect to Shares held by the Savings Plan as it is currently anticipated that the trustee will tender all Shares held by the Savings Plan. See Section 3.

     Stockholders who are participants in the Company's Dividend Reinvestment Plan ("the Dividend Reinvestment Plan") may instruct First Union National Bank of North Carolina, the administrator of the Dividend Reinvestment Plan, to tender part or all of the Shares credited to a participant's account in the Dividend Reinvestment Plan by following the instructions set forth in Section 3.

     Stockholders who are participants in the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") may instruct First Union National Bank of North Carolina, the administrator of the Stock Purchase Plan, to tender part or all of the Shares credited to a participant's account in the Stock Purchase Plan by following the instructions set forth in Section 3.

     Frank Russell Trust Company holds 45,034 Shares on behalf of the Company's Restated Retirement Plan for Employees (the "Retirement Plan") covering certain employees of the Company and its subsidiaries. Frank Russell Trust Company may tender such Shares on behalf of the Retirement Plan in the Offer.

     As of November 8, 1996, there were 7,958,059 Shares outstanding, 250,000 Shares issuable upon exercise of outstanding stock options (the "Options") and 1,336,362 Shares of Class B Common Stock outstanding. The foregoing amounts exclude all shares of Common Stock and Class B Common Stock held as treasury stock. The 500,000 Shares that the Company is offering to purchase represent approximately 6.3% of the outstanding Shares (approximately 6.1% assuming the exercise of all outstanding Options) and 5.4% of the Shares that would be outstanding if all of the outstanding shares of Class B Common Stock were converted into Common Stock. The Shares are listed and traded on the Nasdaq National Market under the symbol "COKE." On November 13, 1996 the last full trading day on the Nasdaq National Market prior to the announcement and commencement of the Offer, the closing per Share sales price was $42.25. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS ON THE MARKET PRICE OF THE SHARES.

     The Offer is not being made for (nor will tenders be accepted of) shares of the Class B Common Stock. Each share of Class B Common Stock is convertible into one Share. Holders of Class B Common Stock who wish to participate in the Offer must first convert such Class B Common Stock into Shares in accordance with the terms and provisions of the Company's Certificate of Incorporation and tender the Shares issuable upon conversion in accordance with the terms and conditions of the Offer prior to the expiration thereof. To the extent that shares of Class B Common Stock are converted into Shares, but the resulting Shares are not purchased pursuant to the Offer (whether because the Offer is terminated or withdrawn, or by reason of proration or otherwise), holders of Class B Common Stock will have lost all preferential rights as compared to holders of Shares. A conversion of shares of Class B Common Stock into Shares cannot be revoked under any circumstances, including a withdrawal of Shares tendered pursuant to the Offer or the expiration or termination of the Offer without the purchase of any Shares pursuant thereto. Neither the Company nor its Board of Directors makes any recommendation to holders of shares of Class B Common Stock as to whether to convert any or all such shares of Class B Common Stock and tender the Shares issuable upon conversion.

                                   THE OFFER

1.   NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) 500,000 Shares or such lesser number of Shares as are validly tendered before the Expiration Date (and not withdrawn in accordance with Section 4) at a net cash price (determined in the manner set forth below) not greater than $47.50 nor less than $42.50 per Share. The term "Expiration Date" means 5:00 P.M., Eastern time, on Friday, December 13, 1996, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 15 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. Subject to Section 2, if the Offer is oversubscribed, Shares tendered at or below the Purchase Price before the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 500,000 Shares (or such lesser number as are validly tendered at prices not greater than $47.50 nor less than $42.50 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company reserves the right, in its sole discretion, to purchase more than 500,000 Shares pursuant to the Offer. See
Section 15. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases the number of shares being sought and such increase in the number of shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern time.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares must specify the price (not greater than $47.50 nor less than $42.50 per Share) at which such stockholder is willing to have the Company purchase Shares. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price (not greater than $47.50 nor less than $42.50 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will pay the Purchase Price, even if such Shares were tendered below the Purchase Price, for all Shares validly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

     If the number of Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date is less than or equal to 500,000 Shares (or such greater number of Shares as the Company may elect to purchase), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all shares so tendered.

     PRIORITY. Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 500,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered Shares in the following order of priority:

          (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any Odd Lot Owner (as defined in Section 2) who:

             (a) tenders all Shares (other than Shares attributable to individual accounts under the Company's Savings Plan, but including Shares held in the Company's Dividend Reinvestment and Employee Stock Purchase Plans) beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

             (b) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

          (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a PRO RATA basis (with adjustments to avoid purchases of fractional Shares).

     PRORATION. In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each stockholder tendering Shares (other than Odd Lot Owners) shall be based on the ratio of the number of Shares tendered by such stockholder at or below the Purchase Price to the total number of Shares tendered by all stockholders (other than Odd Lot Owners) at or below the Purchase Price. This ratio will be applied to stockholders tendering Shares (other than Odd Lot Owners) to determine the number of Shares that will be purchased from each such stockholder pursuant to the Offer. Although the Company does not expect to be able to announce the final results of such proration until approximately seven business days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Stockholders can obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

     As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal also affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares as of November 12, 1996 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholders list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.   TENDERS BY OWNERS OF FEWER THAN 100 SHARES

     The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of stockholders who beneficially owned as of the close of business on November 13, 1996, and continue to beneficially own as of the Expiration Date, an aggregate of fewer than 100 Shares, excluding Shares attributable to individual accounts under the Company's Savings Plan, but including Shares held in the Dividend Reinvestment and Stock Purchase Plans ("Odd Lot Owners"). To avoid proration, however, an Odd Lot Owner must validly tender at or below the Purchase Price all such Shares (excluding Shares attributable to individual accounts under the Company's Savings Plan, but including Shares held in the Dividend Reinvestment and Stock Purchase Plans) that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to partial tenders or to owners of 100 or more Shares in the aggregate (excluding Shares attributable to individual accounts under the Company's Savings Plan, but including Shares held in the Dividend Reinvestment and Stock Purchase Plans), even if such owners have separate stock certificates for fewer than 100 such Shares. Any Odd Lot Owner wishing to tender all such Shares beneficially owned by such stockholder pursuant to this Offer must complete the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery and must properly indicate in the section entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the Letter of Transmittal the price at which such Shares are being tendered, except that an Odd Lot Owner may check the box in the section entitled "Odd Lots" indicating that the stockholder is tendering all of such stockholder's Shares (excluding Shares attributable to individual accounts under the Company's Savings Plan, but including Shares held in the Dividend Reinvestment and Stock Purchase Plans) at the Purchase Price. See Section 3. Stockholders owning an aggregate of fewer than 100 Shares whose Shares are purchased pursuant to the Offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their Shares in a transaction on the Nasdaq National Market.

     The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered any Shares beneficially owned at or below the Purchase Price and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Company's Savings Plan, but including Shares held in the Company's Dividend Reinvestment and Stock Purchase Plans). If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

3.   PROCEDURE FOR TENDERING SHARES

     PROPER TENDER OF SHARES.  For Shares to be validly tendered pursuant to the
Offer:

          (i) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to 5:00 P.M., Eastern time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

          (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     AS SPECIFIED IN INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH STOCKHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.125) AT WHICH SUCH STOCKHOLDER'S SHARES ARE BEING TENDERED, EXCEPT THAT AN

ODD LOT OWNER MAY CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL ENTITLED "ODD LOTS" INDICATING THAT THE STOCKHOLDER IS TENDERING ALL OF SUCH STOCKHOLDER'S SHARES (INCLUDING SHARES HELD IN THE DIVIDEND REINVESTMENT AND STOCK PURCHASE PLANS) AT THE PURCHASE PRICE. Stockholders desiring to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which Shares are being tendered, except that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     In addition, Odd Lot Owners who tender all Shares must complete the section entitled "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 2.

     SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company or Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the holder of the Shares) tendered therewith and payment and delivery are to be made directly to such registered holder, or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States which is a participant in an approved Signature Guarantee Medallion Program pursuant to Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In this regard, see Section 5 for information with respect to applicable stock transfer taxes. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied.

          (i) such tender is made by or through an Eligible Institution;

          (ii) the Depositary receives (by hand, mail, overnight courier, telegram or facsimile transmission), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

          (iii) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

     RETURN OF UNPURCHASED SHARES. If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering stockholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such stockholder.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent federal income tax backup withholding equal to 31% of the gross payments made to stockholders for shares purchased pursuant to the Offer, each stockholder who does not establish an exemption from such withholding must provide the Depositary with such stockholder's correct taxpayer identification number (social security number or employer identification number), certify under penalties of perjury that such number is correct, and provide certain other information by signing the Substitute Form W-9 included as part of the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, such a stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such forms can be obtained from the Depositary. See Instructions 10 and 11 of the Letter of Transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

     For a discussion of certain United States federal income tax consequences to tendering stockholder, see Section 14.

     WITHHOLDING FOR FOREIGN STOCKHOLDERS. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or such stockholder's agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof or
(iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of the source of such income. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (E.G., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption", "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. FOREIGN STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDERS RELATED TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER AND THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE. See Instructions 10 and 11 of the Letter of Transmittal.

     SAVINGS PLAN. As of September 30, 1996, the Company's Savings Plan held 22,093 Shares that are credited to the individual accounts of certain Savings Plan participants, beneficiaries of deceased participants and alternate payees pursuant to qualified domestic relations orders (collectively, "Participants"). The Savings Plan's Shares are the principal investment of the Savings Plan's Company Stock Fund. The Savings Plan has been amended to eliminate the Company Stock Fund, and, in order to dispose of the Shares held by the Company Stock Fund, it is anticipated that Investors Fiduciary Trust Company, the trustee of the Savings Plan (the "Trustee"), will tender all of the Savings Plan's Shares in the Offer. In the event that due to proration not all of the Savings Plan's Shares are actually purchased in the Offer or the Offer is terminated for any reason, the Company understands that the Trustee would then sell the Savings Plan's Shares from time to time on the open market. PARTICIPANTS IN THE SAVINGS PLAN SHOULD NOT COMPLETE OR RETURN THE LETTER OF TRANSMITTAL AS IT IS CURRENTLY ANTICIPATED THAT THE TRUSTEE WILL TENDER ALL SHARES HELD BY THE SAVINGS PLAN.

     DIVIDEND REINVESTMENT PLAN; STOCK PURCHASE PLAN. As of November 1, 1996, the Dividend Reinvestment Plan held 24,620 Shares and the Stock Purchase Plan held 24,586 Shares. Shares credited to participants' accounts under the Dividend Reinvestment and Stock Purchase Plans will be tendered by First Union National Bank of North Carolina, as administrator of both such plans (in either such capacity, the "Administrator"), according to instructions provided to it from participants in the Dividend Reinvestment and Stock Purchase Plans. Shares for which the Administrator has not received timely instructions from participants will not be tendered. The Administrator will make available to the participants whose accounts are credited with Shares under the Dividend Reinvestment and Stock Purchase Plans all documents furnished to stockholders generally in connection with the Offer. BECAUSE THE

DEPOSITARY FOR THE OFFER ALSO ACTS AS ADMINISTRATOR OF THE DIVIDEND REINVESTMENT AND STOCK PURCHASE PLANS, PARTICIPANTS IN EITHER SUCH PLAN MAY USE THE LETTER OF TRANSMITTAL TO INSTRUCT THE ADMINISTRATOR REGARDING THE OFFER BY COMPLETING THE BOX ENTITLED "DIVIDEND REINVESTMENT PLAN SHARES" OR "STOCK PURCHASE PLAN SHARES," AS APPLICABLE. Each participant may direct that all, some or none of the Shares credited to the participant's account under the Dividend Reinvestment Plan or the Stock Purchase Plan be tendered and the price at which such participant's Shares are to be tendered. Participants in the Dividend Reinvestment and Stock Purchase Plans are urged to read the Letter of Transmittal and related materials carefully.

     TENDERING STOCKHOLDER'S REPRESENTATION AND WARRANTY; COMPANY'S ACCEPTANCE CONSTITUTES AN AGREEMENT. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person's own account unless at the time of tender and at the Expiration Date such person has a "net long position" equal to or greater than the amount tendered in (i) the Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Company within the period specified in the Offer, or (ii) other securities immediately convertible into, exercisable for or exchangeable into Shares ("Equivalent Securities") and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder's representation and warranty to the Company that (i) such stockholder has a "net long position" in Shares or Equivalent Securities being tendered within the meaning of the Rule 14e-4, and (ii) such tender of Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     DETERMINATIONS OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular stockholder. No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. Neither the Company, the Depositary, the Information Agent nor any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

4.   WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 12:00 Midnight, Eastern time, on Monday, January 13, 1997.

     For a withdrawal to be effective, the Depositary must receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. Neither the Company, the Depositary, the Information Agent nor any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be retendered before the Expiration Date by again following any of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

     Participants in the Dividend Reinvestment and Stock Purchase Plans should notify the Depositary in accordance with the procedures for withdrawal set forth in this Section 4 in the event they wish to deliver a notice of withdrawal, and should specify in such notice of withdrawal that the Shares to be withdrawn pursuant thereto are credited to such participant's account in the Dividend Reinvestment Plan or the Stock Purchase Plan, as applicable.

5.   PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders, and will accept for payment and pay for (and thereby purchase) Shares validly tendered at or below the Purchase Price and not withdrawn as soon as practicable after the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay a single per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event or proration), but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

     Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. Under no circumstances will the Company pay interest on the Purchase Price including, without limitation, by reason of any delay in making payment. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant who so delivered such Shares) as promptly as practicable following the Expiration Date or termination of the Offer without expense to the tendering stockholders. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN STOCKHOLDERS.

6.   CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after November 13, 1996 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

          (a) there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (i) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer; or (ii) could, in the sole judgment of the Company, materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

          (b) there shall have been any action threatened, pending or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the sole judgement of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above; or

          (c) there shall have occurred (i) the declaration of any banking moratorium or any suspension of payment in respect of banks in the United States (whether or not mandatory); (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;
     (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might materially affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions or in the commercial paper markets in the United States or abroad that could have in the sole judgment of the Company a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares or on the proposed financing for the Offer; (vi) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Composite 500 Stock Index by an amount in excess of 10% measured from the close of business on November 13, 1996; or

          (d) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which in the sole judgment of the Company is or may be material to the Company; or

          (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or the Company shall have learned that
     (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than as disclosed in a Schedule 13D or 13G on file with the Commission on November 12, 1996), (ii) any such person or group that on or prior to November 12, 1996 had filed such a Schedule shall have acquired or proposed to acquire beneficial ownership of additional Shares representing 2% or more of the outstanding Shares, or (iii) any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or

          (f) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its Shares.

     The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

7.   PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are listed and principally traded on the Nasdaq National Market. The high and low closing sales prices per Share on the Nasdaq National Market as compiled from published financial sources and the quarterly cash dividends paid per Share for the periods indicated are listed below:

                                                                                         HIGH            LOW        DIVIDENDS
FISCAL 1994
     1st Quarter...................................................................   $    37 1/4    $        27      $ .25
     2nd Quarter...................................................................        30 1/4             24        .25
     3rd Quarter...................................................................            31         26 3/4        .25
     4th Quarter...................................................................        29 3/4             24        .25
FISCAL 1995
     1st Quarter...................................................................   $    29 3/4    $        26      $ .25
     2nd Quarter...................................................................        32 3/4         29 1/4        .25
     3rd Quarter...................................................................        35 7/8             31        .25
     4th Quarter...................................................................        35 1/2         33 1/4        .25
FISCAL 1996
     1st Quarter...................................................................   $    35 1/2    $    31 1/2      $ .25
     2nd Quarter...................................................................        35 1/4         32 1/4        .25
     3rd Quarter...................................................................        39 1/2         32 3/4        .25
     4th Quarter (through November 13, 1996).......................................        42 1/2             38        .25*

* Declared by the Board of Directors on November 5, 1996 and payable to stockholders of record at the close of business on November 22, 1996.

     On November 13, 1996, the last full trading day on the Nasdaq National Market prior to the announcement and commencement of the Offer, the closing price per Share on the Nasdaq National Market was $42.25. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

     There is no established public trading market for shares of Class B Common Stock. Shares of Class B Common Stock are convertible into Shares on a one-for-one basis.

     On November 5, 1996 the Board of Directors of the Company declared a dividend of $.25 per share on shares of Common Stock and Class B Common Stock payable on December 6, 1996 to the stockholders of record at the close of business on November 22, 1996. Since the Expiration Date will occur after November 22, 1996, holders of record on such date of Shares purchased in the Offer will be entitled to receive such dividend regardless of whether such Shares were tendered pursuant to the Offer prior to, on or after November 22, 1996.

8.   BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     On May 15, 1996 the Board of Directors authorized the repurchase of up to 1,000,000 Shares from time to time at the discretion of the Executive Committee of the Board of Directors on the open market, in privately negotiated transactions or otherwise. Such authorization was based upon the determination of the Board of Directors that Company repurchases of Shares would provide a liquidity opportunity for those stockholders wishing to dispose of their Shares and enhance stockholder value for the remaining stockholders, and that such repurchases would be in the best interests of the Company and its stockholders.

     Due to the relatively thin public trading market for the Common Stock and certain regulatory restrictions on Company repurchases at prices above prevailing market prices, the Company has not repurchased any Shares under this repurchase program. After considering the results of the repurchase program and the Company's alternatives, the Board of Directors determined that an offer to repurchase Shares directly from the Company's stockholders pursuant to this Offer would be in the best interests of the Company and its stockholders, and authorized the Offer. The Company believes that the purchase of Shares is consistent with its long-term goals and that, after the Offer is completed, the Company will have sufficient cash flow and access to other sources of capital in order to fund its working capital needs and provide for its current capital expenditure requirements.

     The Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $47.50 nor less than $42.50 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash to the Company. Any Odd Lot Owners whose Shares are purchased pursuant to the Offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots. To the extent the purchase of Shares in the Offer results in a reduction in the number of stockholders of record, the costs to the Company for services to stockholders will be reduced. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and thus in the Company's future earnings and net assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. THE COMPANY HAS BEEN ADVISED THAT THE HARRISON FAMILY INTERESTS, WHICH HAVE SOLE OR SHARED DISPOSITIVE POWER WITH RESPECT TO AN AGGREGATE OF 793,506 SHARES OF COMMON STOCK (WHICH AMOUNT EXCLUDES SHARES ISSUABLE UPON THE CONVERSION OF CLASS B COMMON STOCK INTO SHARES AND UPON THE EXERCISE OF OPTIONS TO PURCHASE AN AGGREGATE OF 250,000 SHARES) AND 1,048,748 SHARES OF CLASS B COMMON STOCK, DO NOT INTEND TO TENDER SHARES IN THE OFFER. THE COMPANY HAS ALSO BEEN ADVISED THAT THE COCA-COLA COMPANY, WHICH HAS SOLE DISPOSITIVE POWER WITH RESPECT TO 2,488,497 SHARES OF COMMON STOCK AND 269,158 SHARES OF CLASS B COMMON STOCK, DOES NOT INTEND TO TENDER SHARES IN THE OFFER, ALTHOUGH, FOLLOWING COMPLETION OF THE OFFER, THE COMPANY INTENDS TO NEGOTIATE WITH THE COCA-COLA COMPANY FOR THE PURCHASE OF UP TO 210,937 SHARES HELD BY THE COCA-COLA COMPANY. SEE SECTION 9. THE COMPANY HAS BEEN ADVISED THAT CERTAIN OF ITS OTHER DIRECTORS AND EXECUTIVE OFFICERS, WHO OWN AN AGGREGATE OF APPROXIMATELY 16,500 SHARES OF COMMON STOCK, MAY TENDER SOME OR ALL SUCH SHARES PURSUANT TO THE OFFER.

     In connection with the Offer, the Company has determined not to proceed with the open-market repurchase program authorized by the Board of Directors on May 15, 1996. The Company may in the future, however, again authorize repurchases of the Shares on the open market, in privately negotiated transactions, through tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4(f)(6) under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the expiration and termination of the Offer. Any possible future purchases by the Company will depend upon many factors, including the market price of the Shares, results of the Offer, the Company's business and financial position and general economic and market conditions. In addition, after the expiration and termination of the Offer and the expiration of the period during which further repurchases are restricted, the Company expects to pursue the repurchase of some of the Shares held by The Coca-Cola Company as described below under Item 9.

     Shares the Company acquires pursuant to the Offer will be retained as treasury stock by the Company (unless and until the Company determines to retire such Shares) and will be available for the Company to issue without further stockholder action (except as required by applicable law or, if retired, the rules of any securities exchange on which Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for issuance of the Shares repurchased pursuant to the Offer.

     Except as otherwise described herein, the Company has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the Board of Directors or management of the Company, (e) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company, (f) any other material change in the Company's corporate structure or business, (g) any change in the Company's Certificate of Incorporation or bylaws, (h) a class of equity security of the Company ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

9. INFORMATION AS TO CAPITAL STOCK; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     As of November 8, 1996, there were 7,958,059 Shares of Common Stock outstanding, 250,000 Shares issuable upon exercise of all outstanding options, and 1,336,362 shares of Class B Common Stock outstanding. The Class B Common Stock is entitled to 20 votes per share (as compared to one vote per Share of Common Stock) and is convertible on a one-for-one basis into Common Stock. The foregoing amounts exclude all shares of Common Stock and Class B Common Stock held as treasury stock. The 500,000 Shares the Company is offering to purchase pursuant to the Offer represent approximately 6.3% of the Shares outstanding (approximately 6.1% assuming the exercise of all outstanding Options) and 5.4% of the Shares that would be outstanding if all of the outstanding shares of Class B Common Stock were converted into Shares.

     Based upon the Company's records and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof.

     The Company and The Coca-Cola Company are parties to a Stock Rights and Restrictions Agreement dated January 27, 1989 (the "Stock Rights and Restrictions Agreement") that contains certain provisions pursuant to which The Coca-Cola Company has agreed that if it (a) owns 30.67% or more of the outstanding shares of common stock (I.E., shares of both Common Stock and Class B Common Stock) or (b) holds 23.59% or more of the total votes of all outstanding shares of all classes of capital stock of the Company, it will (x) negotiate in good faith for a sale of the shares of common stock in excess of 29.67% to the Company and (y) in any event exchange that number of shares of Class B

Common Stock for shares of Common Stock so that it will (i) own from 20.00% to 21.00% of the outstanding shares of Class B Common Stock and (ii) hold from 22.59% to 23.59% of the total votes of all outstanding shares of all classes of capital stock of the Company. The Coca-Cola Company currently owns 2,488,497 shares of the Common Stock and 269,158 shares of Class B Common Stock (or 29.67% of the total outstanding shares of both such classes of common stock) and holds 22.69% of the total votes of all outstanding shares of all classes of capital stock of the Company.

     The Company has been advised by The Coca-Cola Company that it does not plan to tender any shares in the Offer. Assuming that the Company purchases 500,000 Shares pursuant to the Offer (and that none of such Shares are acquired upon the conversion of shares of Class B Common Stock after November 13, 1996) and The Coca-Cola Company does not tender any shares in the Offer, The Coca-Cola Company will own 31.36% of the outstanding shares of common stock and will hold 23.03% of the total votes of all outstanding shares of all classes of capital stock of the Company. As a result, The Coca-Cola Company will be required to negotiate in good faith with the Company with respect to the sale of up to 210,937 shares of Common Stock to the Company. The Company would finance any such repurchase with borrowings under its revolving credit facility. See Section 10.

     The Stock Rights and Restrictions Agreement provides that The Coca-Cola Company will not sell or otherwise dispose of shares of Class B Common Stock without first converting them into shares of Common Stock. The Stock Rights and Restrictions Agreement also provides the Company with a right of first refusal with respect to any sale, assignment, transfer or other disposition by The Coca-Cola Company of any Shares or Class B Common Stock.

     J. Frank Harrison, Jr., J. Frank Harrison, III and certain trusts holding shares of Class B Common Stock entered into a Shareholders' Agreement with The Coca-Cola Company on December 17, 1988 pursuant to which Messrs. Harrison, Jr. and Harrison, III and such trusts agreed not to dispose of their shares of Common Stock or Class B Common Stock (other than to certain permitted transferees) without first offering such shares to The Coca-Cola Company. Messrs. Harrison, Jr. and Harrison, III and such trusts collectively have sole or shared dispositive power with respect to an aggregate of 793,506 shares of Common Stock (which amount excludes Shares issuable upon the conversion of Class B Common Stock into Shares and upon the exercise of options to purchase an aggregate of 250,000 Shares) and 1,048,748 shares of Class B Common Stock. The Company has been advised that Messrs. Harrison, Jr. and Harrison, III and such trusts do not plan to tender any shares in the Offer.

     Except as described above, neither the Company nor any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

10.   SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 500,000 Shares pursuant to the Offer at a maximum Purchase Price of $47.50 per Share, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $23.9 million. If the Company also purchases 210,937 Shares from The Coca-Cola Company pursuant to the Stock Rights and Restrictions Agreement (see Section 9), and the negotiated purchase price is the same as the maximum Purchase Price in the Offer, it will pay approximately an additional $10.0 million for such Shares. The Company estimates that substantially all of the funds necessary to pay such amounts will come from borrowings pursuant to the Company's Amended and Restated Credit Agreement, dated as of December 21, 1995 (the "Credit Agreement"), with NationsBank, N.A., as administrative and syndication agent, Bank of America National Trust and Savings Association, as documentation agent, and the other participating banks party thereto. The revolving credit facility matures in December 2000, is unsecured and provides for both revolving and competitive bid loans in an aggregate amount of up to $170 million. Revolving loans will, at the Company's option, bear interest at (a) the greater of (i) the interest rate announced from time to time by NationsBank, N.A. as its prime rate or (ii) the federal funds effective rate plus 1/2% or (b) the sum of the maximum reserve-adjusted one, two, three or six month LIBOR plus the applicable margin (currently 22.5 basis points). At November 8, 1996, the NationsBank, N.A. prime rate was 8.25%, the federal funds effective rate was 5.67%, and the one, two, three and six month maximum reserve-adjusted LIBOR rates were 5.38%, 5.50%, 5.50% and 5.55%, respectively. Competitive bid loans will have maturities ranging from seven to 180 days and will bear interest at the rate offered by the bank making such loan in its competitive bid quote. There are currently no borrowings outstanding under this revolving credit facility. The Credit Agreement contains representations and warranties, affirmative and negative covenants (including certain covenants which establish ratio requirements related to the Company's debt, interest expense and cash flow), events of default and other terms customary to similar financings. The Company expects to repay borrowings under the Credit Agreement, depending on business and market conditions, through internally generated funds, other borrowings or a combination of the foregoing.

11.   CERTAIN INFORMATION ABOUT THE COMPANY

     The Company is engaged in the production, marketing and distribution of carbonated and noncarbonated beverages, primarily products of The Coca-Cola Company. The Company has been in the soft drink manufacturing business since 1902.

     In its soft drink operations, the Company holds franchises under which it produces and markets, in certain regions, carbonated soft drink products of The Coca-Cola Company, including Coca-Cola classic, caffeine free Coca-Cola classic, diet Coke, caffeine free diet Coke, Cherry Coke, TAB, Sprite, diet Sprite, Mello Yello, Mr. PiBB, Barq's Root Beer, Fresca, Minute Maid orange and diet Minute Maid orange sodas. The Company also distributes and markets POWERaDE, ready-to-drink Nestea, Fruitopia and Minute Maid Juices To Go in certain of its markets. The Company produces and markets Dr Pepper in most of its regions. Various other products, including Welch's flavors, Seagrams' products and Sundrop are produced and marketed in one or more of the Company's regions under franchise agreements with the companies that manufacture the concentrate for those beverages. In addition, the Company also produces soft drinks for other Coca-Cola franchise bottlers.

     The Company's principal soft drink is Coca-Cola classic. During fiscal years 1993, 1994 and 1995, sales of products under the trademark Coca-Cola have accounted for more than half of the Company's soft drink sales. In total, the products of The Coca-Cola Company accounted for approximately 90% of the Company's soft drink sales during fiscal year 1995.

     The Company has grown significantly since 1984. In 1984, net sales were $130.2 million. In 1995, net sales were $761.9 million. The Company's franchise territory was concentrated in North Carolina prior to 1984. A series of acquisitions since 1984 have significantly expanded the Company's franchise territory. The most significant acquisitions were as follows:

     (Bullet) February 8, 1985 -- Acquisition of various subsidiaries of Wometco
              Coca-Cola Bottling Company which included franchise territories in parts of Alabama, Tennessee and Virginia. Other noncontiguous territories acquired in this acquisition were subsequently sold.

     (Bullet) January 27, 1989 -- Acquisition of all of the outstanding stock of The Coca-Cola Company Bottling Company of West Virginia, Inc. which included franchise territory covering most of the state of West Virginia.

     (Bullet) December 20, 1991 -- Acquisition of all of the outstanding capital stock of Sunbelt Coca-Cola Bottling Company, Inc. which included franchise territory covering parts of North Carolina and South Carolina.

     (Bullet) July 2, 1993 -- Formation of Piedmont Coca-Cola Bottling
              Partnership ("Piedmont"). Piedmont is a joint venture owned equally by the Company and The Coca-Cola Company through their respective subsidiaries. Piedmont distributes and markets soft drink products, primarily in parts of North Carolina and South Carolina. The Company sold and contributed certain franchise territories to Piedmont upon formation. The Company currently provides part of the finished product requirements for Piedmont and receives a fee for managing the operations of Piedmont pursuant to a management agreement.

     These transactions, along with several smaller acquisitions of additional franchise territory, have resulted in the Company becoming the second largest Coca-Cola bottler in the United States.

     The Company's principal executive offices are located at 1900 Rexford Road, Charlotte, North Carolina 28211 and its telephone number is (704) 551-4400.

     SUMMARY HISTORICAL FINANCIAL INFORMATION. The following summary consolidated historical financial information for the fiscal years ended January 1, 1995 and December 31, 1995 has been derived from the audited consolidated financial statements of the Company contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which is incorporated herein by reference. This information should be read in conjunction with and is qualified in its entirety by reference to such audited financial statements and the related notes thereto. The summary historical financial information for the nine month periods ended October 1, 1995 and September 29, 1996 has not been audited, but in the opinion of management contains all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation. Such information was derived from the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 1996, which is incorporated herein by reference, and should be read in conjunction with and is qualified in its entirety by reference to such financial statements and the related notes thereto. Copies of reports may be inspected or obtained from the Commission in the manner specified in " -- Additional Information" below.

                                                              FISCAL YEAR ENDED              NINE MONTHS ENDED
                                                          JANUARY 1,    DECEMBER 31,    OCTOBER 1,    SEPTEMBER 29,
                                                             1995           1995           1995           1996
                                                             (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
Statement of Operations Data:
  Net sales............................................    $ 723,896      $761,876       $ 582,412      $ 590,154
  Income before extraordinary charge and effect of
     accounting change.................................       14,147        15,536          14,650         16,970
  Net income...........................................       11,936        10,520          14,650         16,970
  Ratio of earnings to fixed charges (1)...............         1.54          1.51            1.65           1.75
Balance Sheet Data:
  Working capital......................................      (14,344)      (10,317)            453          9,552
  Total assets.........................................      664,159       676,571         663,926        674,134
  Total assets less excess of cost over fair value of
     net assets of business acquired...................      594,229       608,932         595,714        608,212
  Total indebtedness...................................      433,271       420,016         420,001        405,458
  Shareholders' equity.................................       33,981        38,972          41,660         48,971
Per Share Data (2):
  Income before extraordinary charge and effect of
     accounting change.................................         1.52          1.67            1.58           1.83
  Extraordinary charge.................................           --          (.54)             --             --
  Effect of accounting change..........................         (.24)           --              --             --
  Net income per common share..........................         1.28          1.13            1.58           1.83
  Book value per share (3).............................         3.66          4.19            4.48           5.27
  Weighted average number of shares outstanding........        9,294         9,294           9,294          9,294

NOTES TO SUMMARY HISTORICAL FINANCIAL INFORMATION:

(1) The ratio of earnings to fixed charges has been computed using the amounts for the Company, its consolidated subsidiaries and its proportionate share of losses incurred by its fifty percent owned affiliate. Earnings available for fixed charges represent earnings before income taxes, extraordinary items and fixed charges. Fixed charges represent interest incurred plus that portion of rental expense deemed to be the equivalent of interest.

(2) All per share data (other than book value per share) is calculated based on the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the period. The potential dilutive effect from the exercise of options is not material.

(3) Book value per share is calculated as total shareholders' equity divided by the total number of shares of Common Stock and Class B Common Stock outstanding, net of treasury shares, at the end of the period.

     SUMMARY PRO FORMA FINANCIAL INFORMATION. The following summary unaudited consolidated pro forma financial information gives effect to the purchase of 500,000 Shares pursuant to the Offer and 210,937 Shares from The Coca-Cola Company in accordance with the Stock Rights and Restrictions Agreement, based upon certain assumptions described in the Notes to Summary Pro Forma Financial Information, and gives effect to such purchases as if they had occurred, for purposes of the statement of operations data, on the first day of the periods presented and, for purposes of the balance sheet data, on the applicable balance sheet date. See Sections 9 and 10. The summary pro forma financial information should be read in conjunction with the historical financial information included and incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained had the purchase of 500,000 Shares pursuant to the Offer and 210,937 Shares from The Coca-Cola Company been completed at the dates indicated or that may be obtained in the future.

                                                                              YEAR ENDED DECEMBER 31, 1995
                                                                                      PRO FORMA (4) (UNAUDITED)
                                                                                   ASSUMED $42.50    ASSUMED $47.50
                                                                     HISTORICAL    PURCHASE PRICE    PURCHASE PRICE
                                                                              (IN THOUSANDS, EXCEPT RATIOS
                                                                                 AND PER SHARE AMOUNTS)
Statement of Operations Data:
  Net sales.......................................................    $ 761,876       $761,876          $761,876
  Income before extraordinary charge and effect of accounting
     change.......................................................       15,536         14,362            14,224
  Net income......................................................       10,520          9,346             9,208
  Ratio of earnings to fixed charges (1)..........................         1.51           1.45              1.44
Balance Sheet Data:
  Working capital.................................................      (10,317)       (10,317)          (10,317)
  Total assets....................................................      676,571        676,571           676,571
  Total assets less excess of cost over fair value of net assets
     of business acquired.........................................      608,932        608,932           608,932
  Total indebtedness..............................................      420,016        450,401           453,955
  Shareholders' equity............................................       38,972          8,587             5,033
Per Share Data (2):
  Income before extraordinary charge and effect of accounting
     change.......................................................         1.67           1.67              1.66
  Extraordinary charge............................................         (.54)          (.58)             (.58)
  Effect of accounting change.....................................           --             --                --
  Net income per common share.....................................         1.13           1.09              1.08
  Book value per share (3)........................................         4.19           1.01               .59
Weighted average number of shares outstanding.....................        9,294          8,583             8,583

                                                                          NINE MONTHS ENDED SEPTEMBER 29, 1996
                                                                                      PRO FORMA (4) (UNAUDITED)
                                                                                   ASSUMED $42.50    ASSUMED $47.50
                                                                     HISTORICAL    PURCHASE PRICE    PURCHASE PRICE
                                                                              (IN THOUSANDS, EXCEPT RATIOS
                                                                                 AND PER SHARE AMOUNTS)
Statement of Operations Data:
  Net sales.......................................................    $ 590,154       $590,154          $590,154
  Income before extraordinary charge and effect of accounting
     change.......................................................       16,970         16,149            16,053
  Net income......................................................       16,970         16,149            16,053
  Ratio of earnings to fixed charges (1)..........................         1.75           1.69              1.68
Balance Sheet Data:
  Working capital.................................................        9,552          9,552             9,552
  Total assets....................................................      674,134        674,134           674,134
  Total assets less excess of cost over fair value of net assets
     of business acquired.........................................      608,212        608,212           608,212
  Total indebtedness..............................................      405,458        435,845           439,400
  Shareholders' equity............................................       48,971         18,584            15,029
Per Share Data (2):
  Income before extraordinary charge and effect of accounting
     change.......................................................         1.83           1.88              1.87
  Extraordinary charge............................................           --             --                --
  Effect of accounting change.....................................           --             --                --
  Net income per common share.....................................         1.83           1.88              1.87
  Book value per share (3)........................................         5.27           2.17              1.75
Weighted average number of shares outstanding.....................        9,294          8,583             8,583

NOTES TO SUMMARY PRO FORMA FINANCIAL INFORMATION

(1) The ratio of earnings to fixed charges has been computed using the amounts for the Company, its consolidated subsidiaries and its proportionate share of losses incurred by its fifty percent owned affiliate. Earnings available for fixed charges represent earnings before income taxes, extraordinary items and fixed charges. Fixed charges represent interest incurred plus that portion of rental expense deemed to be the equivalent of interest.

(2) All per share data (other than book value per share) is calculated based on the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the period. The potential dilutive effect from the issuance of options is not material.

(3) Book value per share is calculated as total shareholders' equity divided by the total number of shares of Common Stock and Class B Common Stock outstanding, net of treasury shares, at the end of the period.

(4) The pro forma information assumes (a) 500,000 Shares are purchased by the Company pursuant to the Offer and 210,937 Shares are purchased by the Company from The Coca-Cola Company in accordance with the Stock Rights and Restrictions Agreement at $42.50 per Share and $47.50 per Share, respectively, and (b) that such amounts were financed with the proceeds of borrowings of $30.4 milliion and $34.0 million, respectively, under the Company's revolving line of credit. Expenses directly related to the Offer are assumed to be $170,000 and are included as part of the cost of the Shares acquired. The assumed interest rate used for pro forma statement of operations purposes is 6.28% for fiscal 1995 and 5.78% for the first nine months of 1996. See Sections 9 and 10. The purchase price for Shares purchased from The Coca-Cola Company pursuant to the Stock Rights and Restrictions Agreement is to be negotiated in good faith and will not necessarily be the same as the Purchase Price in the Offer.

     ADDITIONAL INFORMATION. The Company is subject to the information requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, and (except for the Issuer Tender Offer Statement) at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the Nasdaq National Market, the Company does not believe that its purchase of Shares pursuant to the Offer will cause its remaining Shares to be delisted therefrom.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13.   CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS

     The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

14.   CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the current provisions of the

Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), applicable United States Treasury regulations promulgated thereunder, judicial decisions, and administrative pronouncements, rulings and practice, changes to any of which could materially affect the tax consequences described herein and could be made on a retroactive basis. This summary does not apply to Shares reflecting interests in the Savings Plan and may not apply to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local or foreign tax consequences of participating in the Offer. This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders subject to special treatment under the federal income tax laws (such as certain financial institutions, broker-dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States Holder. For purposes of this summary, a "United States Holder" is a holder of shares that is (i) a citizen or resident (within the meaning of Section 7701(b)(1)(A) of the Code) of the United States, (ii) a corporation, partnership or other business or investment entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, or (iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of its source. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares for cash pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally taxed in a manner similar to United States Holders; however, certain special rules apply. Foreign stockholders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld. The federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. EACH STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF PARTICIPATION IN THE OFFER, INCLUDING WITHOUT LIMITATION THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES IN APPLICABLE TAX LAWS.

     UNITED STATES HOLDERS WHO SELL SHARES PURSUANT TO THE OFFER. The sale of Shares pursuant to the Offer by a United States Holder will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. As a consequence of participating in the Offer, a United States Holder will, depending on such holder's particular circumstances, be treated either as having sold such holder's Shares or as having received a dividend distribution from the Company, with the tax consequences described below.

     Under Section 302 of the Code, a United States Holder whose Shares are exchanged for cash pursuant to the Offer will be treated as having sold such holder's Shares, and thus will recognize gain or loss if the exchange (i) is "not substantially equivalent to a dividend" with respect to the holder, (ii) is "substantially disproportionate" with respect to such holder or (iii) results in a "complete termination" of such holder's equity interest in the Company, each as discussed below. In applying these tests, a United States Holder will be treated as owning shares actually or constructively owned by certain related individuals and entities.

     If a United States Holder sells Shares to persons other than the Company at or about the time such holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the Company, the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the holder's exchange of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described below.

     A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" under such holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly-held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no direct or indirect control over corporate affairs should constitute such a "meaningful reduction."

     An exchange of Shares for cash will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange, and the stockholder owns actually or constructively less than 50% of the total combined voting power of all classes of stock entitled to vote immediately after the sale of Shares.

     A United States Holder that exchanges all Shares actually or constructively owned by such holder for cash pursuant to the Offer will be treated as having completely terminated such holder's equity interest in the Company. Constructive ownership of a stockholder who disposes of all shares of the Company's capital stock actually owned by such stockholder may be waived under certain circumstances described in Section 302(c) of the Code.

     If a United States Holder is treated for federal income tax purposes as having sold such holder's Shares under the tests described above, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the purchased Shares exceeds one year as of the date of the exchange. Stockholders should consult their own tax advisors concerning the application of the above tests to determine the tax treatment of participating in the Offer to their particular circumstances.

     If a United States Holder who exchanges Shares pursuant to the Offer is not treated under Section 302 of the Code as having sold such holder's Shares, the entire amount of consideration received by such holder will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits (which is approximately equal in the aggregate to the Company's net income for fiscal 1996, less dividends previously paid during such fiscal year), which the Company anticipates will be sufficient to cover the amount of any such deemed dividend and will be included in the holder's taxable gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged. No loss will be recognized. The United States Holder's tax basis in the Shares exchanged generally will be added to such holder's tax basis in such holder's remaining Shares. To the extent that consideration received in exchange for Shares is treated as a dividend to a corporate United States Holder, such holder will be (i) eligible for a dividends-received deduction (subject to potential limitations, including those set forth in Section 246(c) of the Code (relative to dividends received on common stock held for 45 days or less) and Section 246A of the Code (relative to debt -- financial portfolio stock)) and (ii) subject to the "extraordinary dividend" provisions of Section 1059 of the Code (pursuant to which such holder may be required to reduce its tax basis in its remaining Shares and recognize gain to the extent that the consideration received exceeds the basis in the Shares owned by such corporate stockholder). To the extent, if any, that the consideration received by a United States Holder pursuant to the Offer exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of such holder's tax basis in the Shares and thereafter as capital gain.

     The Company cannot predict whether or to what extent the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Even if all the Shares actually and constructively owned by a United States Holder are tendered pursuant to the Offer, it is possible that not all of the Shares will be purchased by the Company, which in turn may affect the United States Holder's ability to satisfy one of the tests under

Section 302 of the Code discussed above. Therefore, a United States Holder can be given no assurance that a sufficient number of such United States Holder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes.

     STOCKHOLDERS WHO DO NOT PARTICIPATE IN THE OFFER. Stockholders who do not exchange or otherwise dispose of their Shares pursuant to, or in connection with, the Offer will not recognize any taxable gain or loss or otherwise incur any tax liability as a result of the consummation of the Offer.

     See Section 3 with respect to the application of United States federal income tax withholding to payments made to foreign stockholders and backup withholding.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

15.   EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designated to inform stockholders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) promulgated under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which, as interpreted by the Commission, require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16.   FEES AND EXPENSES

     The Company has retained Georgeson & Company Inc. as Information Agent and First Union National Bank of North Carolina as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services. The Company will also reimburse the Information Agent and the Depositary for out-of-pocket expenses, including reasonable attorneys' fees. The Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

     The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of the Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

17.   MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning the Company.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                            COCA-COLA BOTTLING CO. CONSOLIDATED

November 14, 1996

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                  FIRST UNION NATIONAL BANK OF NORTH CAROLINA

BY MAIL OR BY OVERNIGHT COURIER:        BY FACSIMILE TRANSMISSION:                BY HAND:
         40 Broad Street             (FOR ELIGIBLE INSTITUTIONS ONLY)      230 South Tryon Street
            Suite 550                         (212) 248-0425                     11th Floor
    New York, New York 10004                                              Charlotte, North Carolina
                                                                                     or
                                                                               40 Broad Street
                                                                                  Suite 550
                                                                             New York, New York

         CONFIRM RECEIPT OF NOTICE OF GUARANTEED DELIVERY BY TELEPHONE:

                                 (800) 829-8432

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent, at the telephone number and address below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                (Georgeson & Company Inc. Logo appears here)

                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll-Free: (800) 223-2064

November 14, 1996

                                                             Exhibit (a)(2)


                             LETTER OF TRANSMITTAL
                        TO TENDER SHARES OF COMMON STOCK
                                       OF

                      COCA-COLA BOTTLING CO. CONSOLIDATED

           PURSUANT TO THE OFFER TO PURCHASE DATED NOVEMBER 14, 1996
     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, DECEMBER 13, 1996, UNLESS THE OFFER IS EXTENDED.

                        THE DEPOSITARY FOR THE OFFER IS:

                  FIRST UNION NATIONAL BANK OF NORTH CAROLINA

            BY MAIL OR BY                     BY FACSIMILE TRANSMISSION:                       BY HAND:
          OVERNIGHT COURIER:               (FOR ELIGIBLE INSTITUTIONS ONLY)             230 South Tryon Street
           40 Broad Street                          (212) 248-0425                            11th Floor
              Suite 550                                                               Charlotte, North Carolina
       New York, New York 10004                                                                   or
                                                                                           40 Broad Street
                                                                                              Suite 550
                                                                                          New York, New York

                    CONFIRM RECEIPT OF NOTICE OF GUARANTEED
                             DELIVERY BY TELEPHONE:

                                 (800) 829-8432

                                             DESCRIPTION OF SHARES TENDERED
                                               (SEE INSTRUCTIONS 3 AND 4)
        NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)
              (PLEASE FILL IN EXACTLY AS NAME(S)                                     SHARES TENDERED
                 APPEAR(S) ON CERTIFICATE(S))                         (ATTACH ADDITIONAL SIGNED LIST IF NECESSARY)
                                                                                      TOTAL NUMBER
                                                                                        OF SHARES           NUMBER
                                                                    CERTIFICATE      REPRESENTED BY        OF SHARES
                                                                   NUMBER(S)(1)      CERTIFICATE(S)       TENDERED(2)


                                                                 TOTAL SHARES
Indicate in this box the order (by certificate number) in which Shares are to be purchased in the event of proration.(3)
(Attach additional signed list if necessary.) See Instruction 16.
                          1st:                2nd:                3rd:                4th:                5th:
(1) Need not be completed by stockholders tendering Shares by book-entry transfer.
(2) Unless otherwise indicated, it will be assumed that all Shares represented by each Share certificate delivered to the Depositary are being tendered hereby. See Instruction 4.
(3) If you do not designate an order, then in the event less than all Shares tendered are purchased due to proration,
    Shares will be selected for purchase by the Depositary. See Instruction 16.

            NOTE: SIGNATURES MUST BE PROVIDED BELOW. PLEASE READ THE INSTRUCTIONS SET FORTH IN THIS LETTER OF TRANSMITTAL CAREFULLY.

     DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONES LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERIES TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT CONSTITUTE VALID DELIVERY. DELIVERIES TO BOOK-ENTRY TRANSFER FACILITIES WILL NOT CONSTITUTE VALID DELIVERY TO THE DEPOSITARY.

     This Letter of Transmittal is to be used only if certificates are to be forwarded herewith or if delivery of Shares (as defined below) is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company ("DTC") or Philadelphia Depository Trust Company ("PDTC") (hereinafter collectively referred to as the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3 of the Offer to Purchase (as defined below). THIS LETTER OF TRANSMITTAL MAY BE USED FOR SHARES CREDITED TO ACCOUNTS IN THE COMPANY'S DIVIDEND REINVESTMENT PLAN (THE "DIVIDEND REINVESTMENT PLAN") (SEE BOX ENTITLED "DIVIDEND REINVESTMENT PLAN SHARES") AND EMPLOYEE STOCK PURCHASE PLAN (THE "STOCK PURCHASE PLAN") (SEE BOX ENTITLED "STOCK PURCHASE PLAN SHARES"). PARTICIPANTS IN THE COMPANY'S SAVINGS PLAN SHOULD NOT COMPLETE OR RETURN THIS LETTER OF TRANSMITTAL AS IT IS CURRENTLY ANTICIPATED THAT THE TRUSTEE WILL TENDER ALL SHARES HELD BY THE SAVINGS PLAN. SEE INSTRUCTIONS 14 AND 15.

     Stockholders who cannot deliver their Share certificates and any other required documents to the Depositary by the Expiration Date (as defined in the Offer to Purchase) must tender their Shares using the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

                               (BOXES BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)
( ) CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE DEPOSITARY'S ACCOUNT AT ONE OF
    THE BOOK-ENTRY TRANSFER FACILITIES AND COMPLETE THE FOLLOWING:
      Name of Tendering Institution
      Check Applicable Box:  DTC ( )  PDTC ( )
      Account No.
      Transaction Code No.
( ) CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO
    THE DEPOSITARY AND COMPLETE THE FOLLOWING:
      Name(s) of Registered Holder(s)
      Date of Execution of Notice of Guaranteed Delivery
      Name of Institution that Guaranteed Delivery

                      If delivery is by book-entry transfer:

      Name of Tendering Institution
      Account No.                                                               at  DTC ( )  PDTC ( )
      Transaction Code No.

Ladies and Gentlemen:

     The undersigned hereby tenders to Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the "Company"), the above-described shares of its common stock, $1.00 par value ("Common Stock" or the "Shares"), at the price per Share indicated in this Letter of Transmittal, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 1996 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

     Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby or orders the registration of such Shares tendered by book-entry transfer that are purchased pursuant to the Offer to or upon the order of the Company and hereby irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

          (i) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by any of the Book-Entry Transfer Facilities, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below) with respect to such Shares;

          (ii) present certificates for such Shares for cancellation and transfer on the books of the Company; and

          (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

     The undersigned hereby represents and warrants to the Company that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

     The undersigned represents and warrants to the Company that the undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

     The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the Instructions will constitute the undersigned's representation and warranty to the Company that (i) the undersigned has a net long position in the Shares or equivalent securities being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

     The names and addresses of the registered holders should be printed, if they are not already printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificate numbers, the number of Shares represented by such certificates, the number of Shares that the undersigned wishes to tender and the purchase price at which such Shares are being tendered should be indicated in the appropriate boxes on this Letter of Transmittal.

     The undersigned understands that the Company will determine a single per Share price (not greater than $47.50 nor less than $42.50 per Share), net to the Seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The undersigned understands that the Company will select the lowest Purchase Price that will allow it to purchase 500,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $47.50 nor less than $42.50 per Share) validly tendered and not withdrawn pursuant to the Offer. The undersigned understands that all Shares validly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including its proration provisions, and that the Company will return all other Shares, including Shares tendered at prices greater than the Purchase Price and not withdrawn and Shares not purchased because of proration.

     The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

     Unless otherwise indicated under "Special Payment Instructions," please issue the check for the Purchase Price of any Shares purchased, and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the applicable Book-Entry Transfer Facility). Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the Purchase Price of any Shares purchased and/or any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the Purchase Price of any Shares purchased and/or return any Shares not tendered or not purchased in the name(s) of, and mail such check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.

     The undersigned understands that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW

                                           PRICE (IN DOLLARS) PER SHARE
                                        AT WHICH SHARES ARE BEING TENDERED
                    IF SHARES ARE BEING TENDERED AT MORE THAN ONE PRICE, A SEPARATE LETTER OF
                      TRANSMITTAL FOR EACH PRICE SPECIFIED MUST BE USED. (See Instruction 5)
                          CHECK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED, OR IF NO
                            BOX IS CHECKED (EXCEPT AS PROVIDED IN THE ODD LOTS BOX AND
                             INSTRUCTIONS BELOW), THERE IS NO VALID TENDER OF SHARES.

( )    $42.500       ( )  $43.625       ( )  $44.750       ( )  $45.875       ( )  $47.000
( )    $42.625       ( )  $43.750       ( )  $44.875       ( )  $46.000       ( )  $47.125
( )    $42.750       ( )  $43.875       ( )  $45.000       ( )  $46.125       ( )  $47.250
( )    $42.875       ( )  $44.000       ( )  $45.125       ( )  $46.250       ( )  $47.375
( )    $43.000       ( )  $44.125       ( )  $45.250       ( )  $46.375       ( )  $47.500
( )    $43.125       ( )  $44.250       ( )  $45.375       ( )  $46.500
( )    $43.250       ( )  $44.375       ( )  $45.500       ( )  $46.625
( )    $43.375       ( )  $44.500       ( )  $45.625       ( )  $46.750
( )    $43.500       ( )  $44.625       ( )  $45.750       ( )  $46.875

                                                     ODD LOTS
                                               (See Instruction 9)
     This section is to be completed ONLY if Shares are being tendered by or on behalf of a person who owns beneficially, as of the close of business on November 13, 1996, and who continues to own beneficially as of the
Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan, but including Shares held in the Dividend Reinvestment and Stock Purchase Plans).
     The undersigned either (check one box):
( ) owned beneficially, as of the close of business on November 13, 1996, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan, but including Shares held in the Dividend Reinvestment and Stock Purchase Plans), all of
    which are being tendered, or
( ) is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owner thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially, as of the close of business on November 13, 1996, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan, but including Shares held in the Dividend Reinvestment and Stock Purchase Plans) and is tendering all of such
    Shares.
     If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the Purchase Price determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share in the box entitled "Price (In Dollars) Per Share At Which
Shares are Being Tendered" in this Letter of Transmittal). ( )

                                        DIVIDEND REINVESTMENT PLAN SHARES
                                               (SEE INSTRUCTION 14)

    This section is to be completed ONLY if Shares held in the Dividend Reinvestment Plan are to be tendered.

( ) By checking this box, the undersigned represents that the undersigned is a participant in the Dividend
    Reinvestment Plan and hereby instructs the Depositary to tender on behalf of the undersigned the following number of Shares credited to the Dividend Reinvestment Plan account of the undersigned at the Purchase Price per Share indicated in the box entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in this Letter of
    Transmittal:
                                                            Shares(1)

(1) The undersigned understands and agrees that all Shares held in the Dividend Reinvestment Plan account(s) of the undersigned will be tendered if the above box is checked and the space above is left blank. If the box captioned "Odd Lots" in this Letter of Transmittal is completed, all Shares held in the Odd Lot Owner's account(s) will be tendered regardless of whether this section is otherwise completed.

                                            STOCK PURCHASE PLAN SHARES
                                               (SEE INSTRUCTION 14)

    This section is to be completed ONLY if Shares held in the Stock Purchase Plan are to be tendered.

( ) By checking this box, the undersigned represents that the undersigned is a participant in the Stock Purchase Plan and hereby instructs the Depositary to tender on behalf of the undersigned the following number of Shares credited to the Stock Purchase Plan account of the undersigned at the Purchase Price per Share indicated in the box entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in this Letter of Transmittal:
                                                            Shares(1)

(1) The undersigned understands and agrees that all Shares held in the Stock Purchase Plan account(s) of the undersigned will be tendered if the above box is checked and the space above is left blank. If the box captioned "Odd Lots" in this Letter of Transmittal is completed, all Shares held in the Odd Lot Owner's account(s) will be tendered regardless of whether this section is otherwise completed.

                           SPECIAL PAYMENT INSTRUCTIONS
                         (SEE INSTRUCTIONS 1, 6, 7 AND 8)

    To be completed ONLY if the check for the aggregate Purchase Price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be issued in the name of someone other than the undersigned.

    Issue ( )  check and/or ( ) certificate(s) to:

    Name

                                  (PLEASE PRINT)

    Address

                                (INCLUDE ZIP CODE)

                    (TAX IDENTIFICATION OR SOCIAL SECURITY NO.)

                           SPECIAL DELIVERY INSTRUCTIONS
                           (SEE INSTRUCTIONS 1, 6 AND 8)

    To be completed ONLY if the check for the Purchase Price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

    Mail ( )  check and/or ( )  certificates to:

    Name

                                  (PLEASE PRINT)

    Address

                                (INCLUDE ZIP CODE)

                                                 PLEASE SIGN HERE
                                      (TO BE COMPLETED BY ALL STOCKHOLDERS)
Signature(s) of Owner(s)
Dated
Name(s)
                                                  (PLEASE PRINT)

Capacity (full title)
Address
                                                (INCLUDE ZIP CODE)
Area Code and Telephone No.

(Must be signed by registered holder(s) exactly as name(s) appear(s) on Share certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)

                                            GUARANTEE OF SIGNATURE(S)
                                            (SEE INSTRUCTIONS 1 AND 6)
Name of Firm
Authorized Signature
Name
                                                  (PLEASE PRINT)
Title
Address
                                                (INCLUDE ZIP CODE)
Area Code and Telephone No.
Dated

                                  INSTRUCTIONS

             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

    1. GUARANTEE OF SIGNATURES. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm that is a recognized member of an Eligible Institution (as defined in the Offer to Purchase), unless (i) this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal, or (ii) such Shares are tendered for the account of an Eligible Institution. See Instruction 6.

    2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARE CERTIFICATES; GUARANTEED DELIVERY PROCEDURES. This Letter of Transmittal is to be used either if Share certificates are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the front page of this Letter of Transmittal prior to the Expiration Date. If certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

    Stockholders whose Share certificates are not immediately available, who cannot deliver their Shares and all other required documents to the Depositary or who cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date may tender their Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Depositary prior to the Expiration Date, and (iii) the certificates for all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities of all Shares delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary within three Nasdaq National Market trading days after the date the Depositary receives such Notice of Guaranteed Delivery, all as provided in
Section 3 of the Offer to Purchase.

    THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    No alternative or contingent tenders will be accepted. By executing this Letter of Transmittal (or facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

    3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

    4. PARTIAL TENDERS (NOT APPLICABLE TO STOCKHOLDERS WHO TENDER BY BOOK-ENTRY TRANSFER). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

    5. INDICATION OF PRICE AT WHICH SHARES ARE BEING TENDERED. For Shares to be validly tendered, the stockholder must check the box indicating the price per Share at which such stockholder is tendering Shares under "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in this Letter of Transmittal, except that Odd Lot Owners (as defined in Section 2 of the Offer to Purchase) may check the box above in the section entitled "Odd Lots" indicating that such stockholder is tendering all Shares at the Purchase Price determined by the Company. ONLY ONE BOX MAY BE CHECKED. IF MORE THAN ONE BOX IS CHECKED OR (OTHER THAN AS DESCRIBED ABOVE FOR ODD LOT OWNERS) IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF SHARES. A stockholder wishing to tender portions of such stockholder's Share holdings at different prices must complete a separate Letter of Transmittal for each price at which such stockholder wishes to tender each such portion of such stockholder's Shares. The same Shares cannot be tendered (unless previously validly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price.

    6. SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signatures(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

    If any of the Shares tendered hereby is held of record by two or more persons, all such persons must sign this Letter of Transmittal.

    If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or facsimiles thereof) as there are different registrations of certificates.

    If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), in which case the certificate(s) evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such certificates. Signatures in any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

    If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, certificates evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on such certificate(s). Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

    If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

    7. STOCK TRANSFER TAXES. The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the aggregate Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. Except as provided in this Instruction 7, it will not be necessary to affix transfer tax stamps to the certificates representing Shares tendered hereby.

    8. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check for the Purchase Price of any Shares tendered hereby is to be issued in the name of, and/or any Shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal, or if the check and/or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed. Stockholders tendering Shares by book-entry transfer will have any Shares not accepted for payment returned by crediting the account maintained by such stockholder at the Book-Entry Transfer Facility from which such transfer was made.

    9. ODD LOTS. As described in Section 1 of the Offer to Purchase, if fewer than all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date are to be purchased, the Shares purchased first will consist of all Shares tendered by any stockholder who owned beneficially, as of the close of business on November 13, 1996, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan, but including Shares held in the Dividend Reinvestment and Stock Purchase Plans) and who validly tendered all such Shares at or below the Purchase Price (including by not designating a purchase price as described above). Partial tenders of Shares will not qualify for this preference and this preference will not be available unless the box captioned "Odd Lots" in this Letter of Transmittal and the Notice of Guaranteed Delivery, if any, is completed.

    10. SUBSTITUTE FORM W-9 AND FORM W-8. To prevent United States federal income tax backup withholding of 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer, the stockholder or other payee must provide such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certify that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements may be obtained from the Depositary.

    11. WITHHOLDING ON FOREIGN STOCKHOLDERS. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or such stockholder's agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof or (iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of the source of such income. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 of the Offer to Purchase or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding. Foreign stockholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and refund procedures.

    12. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address listed below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the Information Agent, and such copies will be furnished promptly at the Company's expense. Stockholders may also wish to contact their local broker, dealer, commercial bank or trust company for documents relating to, or assistance concerning, the Offer.

    13. IRREGULARITIES. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of

Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular stockholder. No tender of Shares will be deemed to be validly made until all defects or irregularities have been cured or waived. None of the Company, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

    14. DIVIDEND REINVESTMENT PLAN AND STOCK PURCHASE PLAN. If a tendering stockholder desires to have tendered pursuant to the Offer Shares credited to the stockholder's account(s) under either the Dividend Reinvestment Plan or the Stock Purchase Plan, the applicable box(es) captioned "Dividend Reinvestment Plan Shares" or "Stock Purchase Plan Shares" should be completed. A participant in the Dividend Reinvestment Plan or Stock Purchase Plan may complete such box(es) on only one Letter of Transmittal submitted by such participant. If a participant submits more than one Letter of Transmittal and completes such box(es) on more than one Letter of Transmittal, the participant will be deemed to have elected to tender all shares credited to the stockholder's account(s) under the Dividend Reinvestment Plan or Stock Purchase Plan at the lowest of the prices specified in such Letters of Transmittal.

    If a stockholder authorizes a tender of Shares held in the Dividend Reinvestment Plan or Stock Purchase Plan, all such Shares credited to such stockholder's account(s), including fractional Shares, will be tendered, unless otherwise specified in the appropriate space in the box(es) entitled "Dividend Reinvestment Plan Shares" or "Stock Purchase Plan Shares". In the event that the box(es) captioned "Dividend Reinvestment Plan Shares" or "Stock Purchase Plan Shares" is (are) not completed, no Shares held in the tendering stockholder's account(s) will be tendered (unless the stockholder has otherwise completed the box captioned "Odd Lots" in this Letter of Transmittal, in which case all Shares held in the Odd Lot Owner's account(s) will be tendered regardless of whether the boxes captioned "Dividend Reinvestment Plan Shares" or "Stock Purchase Plan Shares" are completed).

    15. SAVINGS PLAN. Participants in the Savings Plan may not use this Letter of Transmittal to direct the tender of Shares attributable to their individual account. Any such tender will be made by the Trustee of the Savings Plan. See
Section 3 of the Offer to Purchase.

    16. ORDER OF PURCHASE IN EVENT OF PRORATION. As described in Section 1 of the Offer to Purchase, stockholders may designate the order in which their Shares are to be purchased in the event of proration. The order of purchase may have an effect on the United States federal income tax classification of any gain or loss on the Shares purchased. See Sections 1 and 14 of the Offer to Purchase.

    IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) TOGETHER WITH SHARE CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY, PRIOR TO THE EXPIRATION DATE. STOCKHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED SUBSTITUTE FORM W-9 WITH THEIR LETTER OF TRANSMITTAL.

                             PAYER'S NAME: FIRST UNION NATIONAL BANK OF NORTH CAROLINA

                                PART 1: PLEASE PROVIDE YOUR TIN                       Social Security Number
SUBSTITUTE                      IN THE BOX AT RIGHT AND CERTIFY BY SIGNING                      or
FORM W-9                        AND DATING BELOW                                 Employer Identification Number:
PAYER'S REQUEST FOR
TAXPAYER IDENTIFICATION
NUMBER (TIN)                    PART 2: For Payees exempt from backup withholding, see the enclosed Guidelines for
                                        Certification of Taxpayer Identification Number on Substitute Form W-9 and
                                        complete as instructed therein.
                                PART 3: Awaiting TIN ( )
                                CERTIFICATION -- Under the penalties of perjury, I certify that (i) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS center or Social Security Administration office or (b) I intend to mail or deliver an application in the near future) and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding. Certification instructions -- You must cross out Item (ii) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.
                                SIGNATURE                                                 DATE
                                NAME (Please Print)
                                ADDRESS (Include Zip Code)

FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THIS OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                (Georgeson & Company Inc. Logo appears here)

                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll-Free: (800) 223-2064

            NAME(S) AND ADDRESS(ES)
            OF REGISTERED HOLDER(S)

                                                            Exhibit (a)(3)



                      COCA-COLA BOTTLING CO. CONSOLIDATED

                         NOTICE OF GUARANTEED DELIVERY
                           OF SHARES OF COMMON STOCK

          This form, or a form substantially equivalent to this form, must be used to accept the Offer (as defined below) if certificates for the Shares of Common Stock of Coca-Cola Bottling Co. Consolidated are not immediately available, if the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all other documents required by the Letter of Transmittal to be delivered to the Depositary (as defined below) prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase defined below). Such form may be delivered by hand or transmitted by mail or overnight courier, or by facsimile transmission, to the Depositary. See Section 3 of the Offer to Purchase. THE ELIGIBLE INSTITUTION COMPLETING THIS FORM MUST COMMUNICATE THE GUARANTEE TO THE DEPOSITARY AND MUST DELIVER THE LETTER OF TRANSMITTAL AND CERTIFICATES FOR SHARES TO THE DEPOSITARY WITHIN THE TIME SHOWN HEREIN. FAILURE TO DO SO COULD RESULT IN A FINANCIAL LOSS TO SUCH ELIGIBLE INSTITUTION.

                        THE DEPOSITARY FOR THE OFFER IS:

                  FIRST UNION NATIONAL BANK OF NORTH CAROLINA

BY MAIL OR BY OVERNIGHT COURIER:        BY FACSIMILE TRANSMISSION:                BY HAND:
         40 Broad Street             (FOR ELIGIBLE INSTITUTIONS ONLY)      230 South Tryon Street
            Suite 550                         (212) 248-0425                     11th Floor
    New York, New York 10004                                              Charlotte, North Carolina
                                                                                     or
                                                                               40 Broad Street
                                                                                  Suite 550
                                                                             New York, New York

         CONFIRM RECEIPT OF NOTICE OF GUARANTEED DELIVERY BY TELEPHONE:

                                 (800) 829-8432

     DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONES LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     THIS FORM IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

          The undersigned hereby tenders to Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of shares of common stock, $1.00 par value (the "Shares"), of the Company listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

 Number of Shares:

 Certificate Nos.: (if available)

 If Shares will be tendered by book-entry transfer:
 Name of Tendering Institution:

 Account No.                at (check one)
( )  The Depository Trust Company
( )  Philadelphia Depository Trust Company

                             Name(s) (Please Print)

                                   (Address)

                         Area Code and Telephone Number

                                  Signature(s)

                                        PRICE (IN DOLLARS) PER SHARE
                                     AT WHICH SHARES ARE BEING TENDERED
                            IF SHARES ARE BEING TENDERED AT MORE THAN ONE PRICE,
                          A SEPARATE NOTICE OF GUARANTEED DELIVERY FOR EACH PRICE
                                          SPECIFIED MUST BE USED.
                          CHECK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED, OR
                            IF NO BOX IS CHECKED (EXCEPT AS PROVIDED IN THE ODD
                            LOTS BOX AND INSTRUCTIONS BELOW), THERE IS NO VALID
                                             TENDER OF SHARES.

( ) $42.500           ( ) $43.625        ( ) $44.750        ( ) $45.875        ( ) $47.000
( ) $42.625           ( ) $43.750        ( ) $44.875        ( ) $46.000        ( ) $47.125
( ) $42.750           ( ) $43.875        ( ) $45.000        ( ) $46.125        ( ) $47.250
( ) $42.875           ( ) $44.000        ( ) $45.125        ( ) $46.250        ( ) $47.375
( ) $43.000           ( ) $44.125        ( ) $45.250        ( ) $46.375        ( ) $47.500
( ) $43.125           ( ) $44.250        ( ) $45.375        ( ) $46.500
( ) $43.250           ( ) $44.375        ( ) $45.500        ( ) $46.625
( ) $43.375           ( ) $44.500        ( ) $45.625        ( ) $46.750
( ) $43.500           ( ) $44.625        ( ) $45.750        ( ) $46.875

                                                  ODD LOTS

     This section is to be completed ONLY if Shares are being tendered by or on behalf of a person who owned beneficially, as of the close of business on November 13, 1996, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan (as defined in the Offer to Purchase), but including Shares held in the
Dividend Reinvestment and Stock Purchase Plans (each as defined in the Offer to Purchase)).
     The undersigned either (check one box):
( ) owned beneficially, as of the close of business on November 13, 1996, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan, but including Shares held in the Dividend Reinvestment and Stock Purchase
    Plans), all of which are being tendered, or
( ) is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owner thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially, as of the close of business on November 13, 1996, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan, but including Shares held in the Dividend Reinvestment and Stock Purchase
    Plans) and is tendering all of such Shares.
     If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the Purchase Price determined by the Company in accordance with the terms of the
Offer (persons checking this box need not indicate the price per Share in the box entitled "Price (In
Dollars) Per Share At Which Shares are Being Tendered" above). ( )

               GUARANTEE (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States, hereby guarantees (i) that the above-named person(s) has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, (ii) that such tender of Shares complies with Rule 14e-4, and (iii) to deliver to the Depositary at one of its addresses set forth above certificate(s) for the Shares tendered hereby, in proper form for transfer, or a confirmation of the book-entry transfer of the Shares tendered hereby into the Depositary's account at The Depository Trust Company or Philadelphia Depository Trust Company in each case together with a properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof), with any required signature guarantee(s) and any other required documents, all within three Nasdaq National Market trading days after the date hereof.

                                  Name of Firm

                                    Address

                             City, State, Zip Code
 Dated:

                              Authorized Signature

                                      Name

                                     Title

                         Area Code and Telephone Number

                 DO NOT SEND SHARE CERTIFICATES WITH THIS FORM.
                   YOUR SHARE CERTIFICATES MUST BE SENT WITH
                           THE LETTER OF TRANSMITTAL.

                                                            Exhibit (a)(4)


                      COCA-COLA BOTTLING CO. CONSOLIDATED

                           OFFER TO PURCHASE FOR CASH
                    UP TO 500,000 SHARES OF ITS COMMON STOCK
                      AT A PURCHASE PRICE NOT GREATER THAN
                     $47.50 NOR LESS THAN $42.50 PER SHARE
     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, DECEMBER 13, 1996, UNLESS THE OFFER IS EXTENDED.

                                                               November 14, 1996

To Brokers, Dealers, Commercial
  Banks, Trust Companies and
  other Nominees:

     We are enclosing the material listed below relating to the offer of Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the "Company"), to purchase up to 500,000 shares of its common stock, $1.00 par value (the "Shares"), at prices not greater than $47.50 nor less than $42.50 per Share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     The Company will determine a single price (not greater than $47.50 nor less than $42.50 per Share), net to the seller in cash, that it will pay for shares validly tendered and not withdrawn pursuant to the Offer (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to purchase 500,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $47.50 nor less than $42.50 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the proration terms described in the Offer to Purchase. See
Section 1 of the Offer to Purchase.

     The Purchase Price will be paid in cash, net to the seller, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6 OF THE OFFER TO PURCHASE.

     The Company asks you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. The Company will, upon request, reimburse you for reasonable and customary handling and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. For your information and for forwarding to your clients, we are enclosing the following documents:

         1. The Offer to Purchase.

         2. The Letter of Transmittal for your use and for the information of your clients.

         3. A letter to stockholders of the Company from J. Frank Harrison, III, Vice Chairman of the Board of Directors and Chief Executive Officer, and David V. Singer, Vice President and Chief Financial Officer of the Company.

         4. The Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (each as defined in the Offer to Purchase).

         5. A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space for obtaining such clients' instructions with regard to the Offer.

         6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding.

         7. A return envelope addressed to First Union National Bank of North Carolina, the Depositary.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, DECEMBER 13, 1996, UNLESS THE OFFER IS EXTENDED.

     The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. The Company has not retained the services of a dealer manager to assist with the Offer. The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

     As described in the Offer to Purchase, if more than 500,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, as defined in Section 1 of the Offer to Purchase, the Company will purchase Shares in the following order of priority: (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any stockholder who owned beneficially, as of the close of business on November 13, 1996, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan (as defined in the Offer to Purchase) but including Shares held in the Company's Dividend Reinvestment and Stock Purchase Plans), and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a PRO RATA basis (with adjustments to avoid purchases of fractional shares).

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. SEE SECTIONS 8 AND 9 OF THE OFFER TO PURCHASE FOR INFORMATION AS TO THE CURRENT INTENTIONS OF THE COMPANY'S DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS REGARDING THE OFFER.

     Any questions or requests for assistance or additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

                                    Very truly yours,

                                    COCA-COLA BOTTLING CO. CONSOLIDATED

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE COMPANY, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                                                            Exhibit (a)(5)


                      COCA-COLA BOTTLING CO. CONSOLIDATED

                           OFFER TO PURCHASE FOR CASH
                    UP TO 500,000 SHARES OF ITS COMMON STOCK
                      AT A PURCHASE PRICE NOT GREATER THAN
                     $47.50 NOR LESS THAN $42.50 PER SHARE

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, DECEMBER 13, 1996, UNLESS THE OFFER IS EXTENDED

To Our Clients:

     Enclosed for your consideration are the Offer to Purchase, dated November 14, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer") setting forth an offer by Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the "Company"), to purchase up to 500,000 shares of its common stock, $1.00 par value (the "Shares"), at prices not greater than $47.50 nor less than $42.50 per Share, net to the seller in cash, specified by tendering stockholders, upon the terms and subject to the conditions of the Offer. Also enclosed herewith is certain other material related to the Offer, including a letter from J. Frank Harrison, III, Vice Chairman of the Board of Directors and Chief Executive Officer, and David V. Singer, Vice President and Chief Financial Officer of the Company, to stockholders.

     The Company will determine a single per Share price (not greater than $47.50 nor less than $42.50 per Share) (the "Purchase Price") that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to purchase 500,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $47.50 nor less than $42.50 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration. See Section 1 of the Offer to Purchase.

     WE ARE THE HOLDER OF RECORD OF SHARES HELD FOR YOUR ACCOUNT. AS SUCH, A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

     We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

     Your attention is invited to the following:

          1. You may tender Shares at a price (in multiples of $.125), which cannot be greater than $47.50 nor less than $42.50 per Share, as indicated in the attached Instruction Form, net to you in cash.

          2. The Offer is extended for up to 500,000 Shares, constituting approximately 6.3% of the total Shares outstanding as of November 12, 1996. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

          3. The Offer, proration period and withdrawal rights will expire at 5:00 P.M., Eastern time, on Friday, December 13, 1996, unless the Offer is extended. Your instructions to us should be forwarded to us in ample time to permit us to submit a tender on your behalf.

          4. As described in the Offer to Purchase, if more than 500,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, as defined in Section 1 of the Offer to Purchase, the Company will purchase Shares in the following order of priority:

             (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any stockholder who owned beneficially, as of the close of business on November 13, 1996, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan (as defined in the Offer to Purchase), but including Shares held in the Company's Dividend Reinvestment and Stock Purchase Plans) and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and

             (ii) after purchase of all the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a PRO RATA basis. See Section 1 of the Offer to Purchase for a discussion of proration.

          5. Tendering stockholders will not be obligated to pay any brokerage commissions or solicitation fees on the Company's purchase of Shares in the Offer. Any stock transfer taxes applicable to the purchase of Shares by the Company pursuant to the Offer will be paid by the Company, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

          6. If you wish to tender portions of your Shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each portion of your Shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept.

          7. If you owned beneficially, as of the close of business on November 13, 1996, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan, but including Shares held in the Company's Dividend Reinvestment and Stock Purchase Plans), and you instruct us to tender at or below the Purchase Price on your behalf all such Shares prior to the Expiration Date and check the box captioned "Odd Lots" in the Instruction Form, all such Shares will be accepted for purchase before proration, if any, of the other tendered Shares.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. SEE SECTIONS 8 AND 9 OF THE OFFER TO PURCHASE FOR INFORMATION AS TO THE CURRENT INTENTIONS OF THE COMPANY'S DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS REGARDING THE OFFER.

     If you wish to have us tender any or all of your Shares held by us for your account upon the terms and subject to the conditions set forth in the Offer to Purchase, please so instruct us by completing, executing and returning to us the attached Instruction Form. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the Instruction Form. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF BY THE EXPIRATION OF THE OFFER.

     The Offer is being made to all holders of Shares. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

                                  INSTRUCTION FORM

                     WITH RESPECT TO OFFER TO PURCHASE FOR CASH
                      UP TO 500,000 SHARES OF COMMON STOCK
                                       OF
                      COCA-COLA BOTTLING CO. CONSOLIDATED

                        AT A PURCHASE PRICE NOT GREATER THAN
                     $47.50 NOR LESS THAN $42.50 PER SHARE

     The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated November 14, 1996, and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by Coca-Cola Bottling Co. Consolidated (the "Company") to purchase up to 500,000 shares of its common stock, $1.00 par value (the "Shares"), at prices not greater than $47.50 nor less than $42.50 per Share, net to the undersigned in cash, specified by the undersigned, upon the terms and subject to the terms and conditions of the Offer.

     This will instruct you to tender to the Company the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, at the price per Share indicated below, upon the terms and subject to the conditions of the Offer.

                                              SHARES TENDERED

( ) By checking this box, all Shares held by us for your account will be tendered. If fewer than all Shares held by us for your account are to be tendered, please check the box and indicate below the aggregate number of Shares to be tendered by us.

                                   Shares

   Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

                                           PRICE (IN DOLLARS) PER SHARE
                                        AT WHICH SHARES ARE BEING TENDERED
                               IF SHARES ARE BEING TENDERED AT MORE THAN ONE PRICE,
                        A SEPARATE INSTRUCTION FORM FOR EACH PRICE SPECIFIED MUST BE USED.
                             CHECK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED, OR
                         IF NO BOX IS CHECKED (EXCEPT AS PROVIDED IN THE ODD LOTS BOX AND
                             INSTRUCTIONS BELOW), THERE IS NO VALID TENDER OF SHARES.

( ) $42.500           ( ) $43.625        ( ) $44.750        ( ) $45.875        ( ) $47.000
( ) $42.625           ( ) $43.750        ( ) $44.875        ( ) $46.000        ( ) $47.125
( ) $42.750           ( ) $43.875        ( ) $45.000        ( ) $46.125        ( ) $47.250
( ) $42.875           ( ) $44.000        ( ) $45.125        ( ) $46.250        ( ) $47.375
( ) $43.000           ( ) $44.125        ( ) $45.250        ( ) $46.375        ( ) $47.500
( ) $43.125           ( ) $44.250        ( ) $45.375        ( ) $46.500
( ) $43.250           ( ) $44.375        ( ) $45.500        ( ) $46.625
( ) $43.375           ( ) $44.500        ( ) $45.625        ( ) $46.750
( ) $43.500           ( ) $44.625        ( ) $45.750        ( ) $46.875

                                                     ODD LOTS

( ) By checking this box, the undersigned represents that the undersigned owned beneficially, as of the close of business on November 13, 1996, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares attributable to individual accounts under the Savings Plan, but including Shares held in the Company's Dividend Reinvestment and Stock Purchase Plans) and is tendering all of such Shares.

If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the Purchase Price determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share in the box entitled "Price (In Dollars) Per Share At Which
Shares Are Being Tendered" above). ( )


     THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDERS. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

                                                                           SIGN HERE

                                               Signature(s)
Dated:                                         Name
                                               Address
                                               Social Security or Taxpayer ID No.

                                                           Exhibit (a)(6)


                               November 14, 1996

Dear Stockholder:

     We are pleased to inform you that the Board of Directors of Coca-Cola Bottling Co. Consolidated (the "Company") has approved an offer to purchase up to 500,000 shares of its common stock, $1.00 par value ("Common Stock" or the "Shares"), at a price not greater than $47.50 nor less than $42.50 per Share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your Shares to the Company. The Company will determine the lowest single per Share purchase price within that range that will enable it to buy 500,000 Shares, or such lesser number of Shares as have been properly tendered. If the Offer is oversubscribed, Shares validly tendered at or below the purchase price will be prorated. Any Shares tendered by you which the Company does not purchase will be returned to you.

     The Company's management and Board of Directors desire to enhance stockholder value and provide a liquidity opportunity to stockholders. We have determined that Share repurchases funded by borrowings under the Company's revolving credit facility would advance such objectives and be in the best interests of the Company and its stockholders.

     In addition, the Offer provides stockholders with an opportunity to sell some or all of their Shares without the payment of brokerage commissions or fees. Stockholders who own fewer than 100 Shares should note that the Offer also represents an opportunity for them to sell their Shares without having to pay brokerage commissions or odd lot discounts.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your Shares, instructions on how to tender Shares are provided in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares.

     Stockholders who are participants in either the Company's Dividend Reinvestment Plan or Employee Stock Purchase Plan may instruct the administrator of such plans to tender all or part of the Shares credited to their individual accounts by following the instructions set forth in the enclosed Offer to Purchase and Letter of Transmittal.

     Please note that the Offer is scheduled to expire at 5:00 P.M., Eastern time, on Friday, December 13, 1996, unless extended by the Company. Questions regarding the Offer should not be directed to the Company but should instead be directed to Georgeson & Company Inc., the Information Agent, at (800) 223-2064.

                                             Sincerely,

                                             J. FRANK HARRISON, III
                                             VICE CHAIRMAN OF THE BOARD OF
                                             DIRECTORS
                                             AND CHIEF EXECUTIVE OFFICER

                                             DAVID V. SINGER
                                             VICE PRESIDENT AND CHIEF FINANCIAL
                                             OFFICER

                                                           Exhibit (a)(7)

     COCA-COLA BOTTLING CO. ANNOUNCES DUTCH AUCTION SELF TENDER


                           PRESS RELEASE

Charlotte, NC, November 14, 1996 -- Coca-Cola Bottling Co. Consolidated announced today that its Board of Directors has authorized a "Dutch auction" self-tender offer to purchase for cash up to 500,000 shares of its outstanding Common Stock. The offer will commence on Thursday, November 14, 1996, and will expire, unless extended, at 5:00 P.M. on Friday, December 13, 1996. Terms of the Dutch auction tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal, pursuant to which the offer is being made, include a purchase price not greater than $47.50 nor less than $42.50 per share, net to the seller in cash.

In a Dutch auction, the Company sets a price range, and stockholders are given an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer, the Company will determine a single per share price that will enable it to purchase the stated amount of shares, or such lesser number of shares as have been properly tendered. If the tender offer is oversubscribed, shares validly tendered at or below the purchase price will be subject to proration. The tender offer is not conditioned on any minimum number of shares being tendered.

Participants in the tender offer, including stockholders who own fewer than 100 shares, will avoid the transaction costs normally associated with market sales. Neither the Company nor its Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares. The Offer to Purchase, Letter of Transmittal, and related documents will be mailed to stockholders of record of its Common Stock and will also be made available for distribution to beneficial owners of Common Stock.

On November 13, 1996, the day prior to the announcement and commencement of the tender offer, the closing price of the Common Stock was $42.25 per share on the Nasdaq National Market. As of November 13, 1996, the Company had 7,958,059 shares of Common Stock outstanding.

First Union National Bank of North Carolina is serving as the Depositary for the tender offer, and Georgeson & Company Inc. is serving as the Information Agent.

Coca-Cola Bottling Co. Consolidated, headquartered in Charlotte, NC, is the second-largest Coca-Cola bottler in the United States with annual revenues of more than $760 million. The Company operates in 12 southeastern states and has approximately 5,000 employees.

                                                                 Exhibit (a)(8)

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE OFFER IS MADE SOLELY BY THE OFFER TO PURCHASE AND THE
   RELATED LETTER OF TRANSMITTAL THAT ARE BEING MAILED TO STOCKHOLDERS OF
     COCA-COLA BOTTLING CO. CONSOLIDATED ON OR ABOUT NOVEMBER 14, 1996. CAPITALIZED TERMS NOT DEFINED IN THIS ANNOUNCEMENT HAVE THE
       RESPECTIVE MEANINGS ASCRIBED TO SUCH TERMS IN THE OFFER TO
        PURCHASE. THE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY
        ACCEPT TENDERS FROM, HOLDERS OF SHARES IN ANY JURISDICTION IN
           WHICH THE OFFER OR ITS ACCEPTANCE WOULD VIOLATE THAT
             JURISDICTION'S LAWS. THE COMPANY IS NOT AWARE OF ANY
             JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE
               TENDER OF SHARES WOULD NOT BE IN COMPLIANCE WITH
                         THE LAWS OF SUCH JURISDICTION.

                    NOTICE OF OFFER TO PURCHASE FOR CASH BY

          (logo of Coca-Cola Bottling Co. Consolidated appears here)


                    UP TO 500,000 SHARES OF ITS COMMON STOCK
                      AT A PURCHASE PRICE NOT GREATER THAN
                     $47.50 NOR LESS THAN $42.50 PER SHARE
        Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the
"Company"), invites its stockholders to tender shares of its common stock, $1.00 par value ("Common Stock" or the "Shares"), to the Company at prices not greater than $47.50 nor less than $42.50 per Share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").
        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
        EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY,
        DECEMBER 13, 1996, UNLESS THE OFFER IS EXTENDED.
    The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer.
    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES.
    The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $47.50 nor less than $42.50 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 500,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $47.50 nor less than $42.50 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date (as defined below) at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the proration terms described below. The term "Expiration Date" means 5:00 P.M., Eastern time, on Friday, December 13, 1996, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. The Company reserves the right, in its sole discretion, to purchase more than 500,000 Shares pursuant to the Offer. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to First Union National Bank of North Carolina (the "Depositary") of its acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration), but only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.
    Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 500,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the

Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered shares in the following order of priority: (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any Odd Lot Owner who (a) tenders all such Shares (other than Shares attributable to individual accounts under the Company's Savings Plan but including Shares held in the Company's Dividend Reinvestment and Employee Stock Purchase Plans) beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference) and (b) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, and (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a PRO RATA basis (with adjustments to avoid purchases of fractional shares).
    The Company is making the Offer in order to provide a liquidity opportunity for stockholders who wish to dispose of their Shares and enhance stockholder value for the remaining stockholders. The Company believes that the purchase of Shares is consistent with its long-term goals and that, after the Offer is completed, the Company will have sufficient cash flow and access to other sources of capital to fund its working capital needs and provide for its current capital expenditure requirements.
    On November 5, 1996, the Board of Directors of the Company declared a dividend of $.25 per share on shares of Common Stock and Class B Common Stock payable to stockholders of record at the close of business on November 22, 1996. Since the Expiration Date will occur after November 22, 1996, holders of record on such date of Shares purchased in the Offer will be entitled to receive such dividend regardless of whether such Shares were tendered pursuant to the Offer prior to, on or after November 22, 1996.
    The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 of the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof.
    Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in the Offer to Purchase, may also be withdrawn after 12:00 Midnight, Eastern time, on Monday, January 13, 1997. For a withdrawal to be effective, the Depositary must receive (at one of its addresses set forth on the back cover of the Offer to Purchase) a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.
    THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE STOCKHOLDERS DECIDE WHETHER TO ACCEPT OR REJECT THE OFFER AND, IF ACCEPTED, AT WHAT PRICE OR PRICES TO TENDER THEIR SHARES. These materials are being mailed to record holders of Shares as of November 12, 1996 and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for transmittal to beneficial owners of Shares.
    The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference herein. Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Agent as set forth below:
                    THE INFORMATION AGENT FOR THE OFFER IS:

                        (GEORGESON & COMPANY INC. logo)
                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers call collect: (212) 440-9800
                         CALL TOLL-FREE: (800) 223-2064
November 14, 1996

                                                               Exhibit (a)(9)


            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE
PAYER. -- Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

                                           GIVE THE
                                           SOCIAL SECURITY
                                           NUMBER OF --
FOR THIS TYPE OF ACCOUNT:

 1.  An individual's account               The individual

 2.  Two or more individuals (joint        The actual owner of
     account)                              the account or, if
                                           combined funds, any
                                           one of the
                                           individuals(1)

 3.  Husband and wife (joint account)      The actual owner of
                                           the account or, if
                                           joint funds, either
                                           person(1)

 4.  Custodian account of a minor          The minor(2)
     (Uniform Gift to Minors Act)

 5.  Adult and minor (joint account)       The adult or, if the
                                           minor is the only
                                           contributor, the
                                           minor(1)

 6.  Account in the name of guardian or    The ward, minor, or
     committee for a designated ward,      incompetent person(3)
     minor, or incompetent person

 7.  a The usual revocable savings trust   The grantor-
       account (grantor is also trustee)   trustee(1)
    b So-called trust account that is not  The actual owner(1)
      a legal or valid trust under State
      law
                                           GIVE THE EMPLOYER
                                           IDENTIFICATION
                                           NUMBER OF --
FOR THIS TYPE OF ACCOUNT:

 8.  Sole proprietorship account           The owner(4)

 9.  A valid trust, estate, or pension     The legal entity (Do
     trust                                 not furnish the
                                           identifying number of
                                           the personal
                                           representative or
                                           trustee unless the
                                           legal entity itself
                                           is not designated in
                                           the account
                                           title.)(5)

10.  Corporate account                     The corporation

11.  Religious, charitable, or             The organization
     educational organization account

12. Partnership account held in the name The partnership of the business

13.  Association, club, or other tax-      The organization
     exempt organization

14.  A broker or registered nominee        The broker or nominee

15.  Account with the Department of        The public entity
     Agriculture in the name of a public
     entity (such as a State or local
     government, school district, or
     prison) that receives agricultural
     program payments

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9
                                     PAGE 2

OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

(Bullet) A corporation.

(Bullet) A financial institution.

(Bullet) An organization exempt from tax under section 501(a), or an individual retirement plan.

(Bullet) The United States or any agency or instrumentality thereof.

(Bullet) A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

(Bullet) A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

(Bullet) An international organization or any agency, or instrumentality thereof.

(Bullet) A registered dealer in securities or commodities registered in the U.S.
         or a possession of the U.S.

(Bullet) A real estate investment trust.

(Bullet) A common trust fund operated by a bank under section 584(a).

(Bullet) An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).

(Bullet) An entity registered at all times under the Investment Company Act of 1940.

(Bullet) A foreign central bank of issue.

  Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

(Bullet) Payments to nonresident aliens subject to withholding under section
         1441.

(Bullet) Payments to partnerships not engaged in a trade or business in the U.S.
         and which have at least one nonresident partner.

(Bullet) Payments of patronage dividends where the amount received is not paid in money.

(Bullet) Payments made by certain foreign organizations.

(Bullet) Payments made to a nominee.

  Payments of interest not generally subject to backup withholding include the following:

(Bullet) Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

(Bullet) Payments of tax-exempt interest (including exempt interest dividends under section 852).

(Bullet) Payments described in section 6049(b)(5) to non-resident aliens.

(Bullet) Payments on tax-free covenant bonds under section 1451.

(Bullet) Payments made by certain foreign organizations.

(Bullet) Payments made to a nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER, IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

  Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

PRIVACY ACT NOTICE. -- Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers may be required to withhold 31% of taxable interest, dividend and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. -- If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. -- If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. -- Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
CONSULTANT OR THE INTERNAL REVENUE SERVICE

                                                                 Exhibit (c)(ii)

                             SHAREHOLDER'S AGREEMENT



                  THIS AGREEMENT, made and entered into this 17th day of December, 1988 (the "Agreement"), by and among The Coca-Cola Company, a Delaware corporation (the "Company") and J. Frank Harrison, J. Frank Harrison, III and any other person related to or affiliated with J. Frank Harrison who has executed this Agreement or otherwise agreed to be bound hereby (the latter persons being hereinafter referred to individually as a "Harrison" or "Shareholder" and collectively as the "Harrisons" or the Shareholders");

                  WHEREAS, the Company and the Harrisons are substantial holders of the Common Stock and Class B Common Stock of Coca-Cola
Bottling Co. Consolidated ("Consolidated");

                  WHEREAS, the Harrisons have provided management and leadership of Consolidated for many years and the Company desires to encourage them to continue in their ownership of the Common Stock and the Class B Common Stock of Consolidated and to continue to provide that leadership to Consolidated;

                  WHEREAS, the Company desires to receive and the Harrisons wish to give assurances against the transfer of their controlling shares to an unknown purchaser; and

                  WHEREAS, the Harrisons are willing to commit to restrictions on their ability to transfer their Common Stock and Class B Common Stock of Consolidated in exchange for the commitment of the Company to assure them that if they continue to hold their stock for at least an additional five years that they will have an assured value of their stock at that time in the form of an obligation of the Company to purchase all of the Harrisons' Common Stock and Class B Common Stock at the option of the Harrisons at that time;

                  NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the Harrisons and the Company hereby agree as follows:

                  Section 1. Harrisons Continued Involvement. Subject to the right and obligation of the Board of Directors of Consolidated to elect and supervise management and subject to maintaining satisfactory employment and other contractual arrangements, J. Frank Harrison and J. Frank Harrison, III hereby express their commitment to remain actively involved and interested in the management and operations of Consolidated during the term of this Agreement.

                  Section 2. Certain Terms. For purposes of this Agreement, certain terms are defined as follows:

                  (a) "Shares" shall mean any shares of the $1.00 par value per share Common Stock of Consolidated and the $1.00 par value per share Class B Common Stock of Consolidated or any other class of stock of Consolidated hereafter authorized and issued, whether owned or hereafter acquired by the Harrisons or any of them, in any manner whatsoever, all of which shall be duly and timely legended in accordance with Section 9 herein.

                  (b) "Initial Shares" shall mean the Shares specified on Schedule A hereto which are owned by the Harrisons on the date of this Agreement and made subject hereto, namely 712,796 shares of Common Stock and 1,048,524 shares of Class B Common Stock.

                  (c) "Adjusted Initial Shares" shall mean the Initial Shares and the Additional Shares, in each case as incremented, adjusted or converted pursuant to any stock split, stock dividend, recapitalization, reorganization or the like.

                  (d) "Additional Shares" shall mean the shares of Consolidated's Common Stock or Class B Common Stock, if any, issued to either J. Frank Harrison or J. Frank Harrison, III by Consolidated after the date hereof; provided that the total number of Additional Shares shall in no event exceed ten percent (10%) of the number of Initial Shares as of the date hereof (as such number of shares may be appropriately adjusted in the manner contemplated in the preceding paragraph (c)).

                  (e) "Offered Shares" shall mean any Shares offered pursuant to Selection 4(a) hereof.

                  (f) "Put Shares" shall mean all of the Adjusted Initial Shares owned by the Harrisons and their Permitted Transferees which the Harrisons have elected to put to the Company pursuant to a Put Notice delivered to KO as provided in Section 7 hereof.

                  (g) "Permitted Transferee" of any Shareholder shall mean such Shareholder's spouse, lineal descendants, adopted children, any spouse of any such lineal descendant or adopted child, any trust created and existing solely for the benefit of any such person and any organization described in Section 501(c)(3) of the Internal Revenue Code, if such organization is exempt from tax under Section 501(a) of such Code, any executor of such Shareholder's estate, or any beneficiary of any trust which is a Shareholder; provided that no person or organization shall be a Permitted Transferee unless he, she or it consents in writing to a Permitted transferee unless he, she or it consents in writing to be treated as a Harrison and be bound by all of their obligations thereunder.

                  (h) "Sell" and "Sale" shall mean the making of any sale, exchange, gift, bequest, devise, assignment, transfer, pledge, hypothecation or other disposition or creation of a security interest of any kind in any of the Shares.

                  (i) "Selling Shareholders" shall mean one of the Harrisons or a Permitted Transferee who desires to sell Shares as provided in Section 4 hereof.

                  Section 3. Restrictions on Transfer. During the term of this Agreement, no Shareholder shall Sell any of the Shares to any person except a Permitted Transferee without first offering to sell such Shares to the Company in accordance with Section 4, except that this restriction shall not apply to a pledge which complies with Section 5 hereof. Any Shares sold to a Permitted Transferee shall remain subject to the restrictions provided in this Agreement in the same manner and to the same extent as if such Permitted Transferee were a Shareholder and a party to this Agreement, and such Permitted Transferee shall, by the acceptance of such Shares, become bound hereby; provided, however, that no Sale to a Permitted Transferee shall be consummated until a written consent of the proposed Permitted Transferee to be so bound has been delivered to the Company.

                  Section 4.  First Offer to the Company

                  (a) If, at any time, the Harrisons, or any of them, or any Permitted Transferee, shall have received a bona fide written offer to purchase all or any part of the Shares owned by such person and desires to accept such offer (the "Bona Fide Offer") on the terms and conditions specified therein, then the person desiring to sell Shares (the "Selling Shareholder") shall give written notice (the "Offer Notice") to the Company of the desire to sell such Shares under the terms and conditions of the Bona Fide Offer and shall first offer to sell such Shares (the "Offered Shares") to the Company on the same terms and conditions. The Offer Notice shall fully describe all of the terms and conditions of the proposed sale, including the name and address of the purchaser, the number of shares to be sold, the consideration to be received in exchange therefor and any other related terms and conditions and shall include a true copy of the Bona Fide Offer. In the event that the Bona Fide Offer contemplates any consideration other than cash, then the Selling Shareholder shall state in the Offer Notice his good faith belief as to the fair market value of the consideration. The Company shall have thirty (30) days after delivery of the Offer Notice to accept such offer and to thereby agree to purchase all, but not less than all, of the Offered Shares upon the terms and conditions specified in the Offer Notice; provided, however, that if the specified consideration is not cash and the Company does not agree with the Selling Shareholder's good faith determination of the fair market value of the consideration, then the Company may require that the fair market value of such non-cash consideration (and the resultant purchase price for the Offered

Shares) be determined by mutually agreed upon investment banking firm.

                  (b) In the event the Selling Shareholder's offer made pursuant to Section 4(a) hereof is accepted by the Company, the purchase of the Offered Shares shall be closed as soon as practicable after the acceptance of such offer. At the closing, the Selling Shareholder shall deliver to the Company share certificates representing all of the Offered Shares, duly endorsed in blank for transfer, or with duly executed blank stock powers attached and with signatures guaranteed by a national bank in either case, and shall further deliver such other instruments as may be necessary or desirable in the reasonable opinion of counsel for the Company to effect the transfer of the Offered Shares to the Company. The Company shall pay the purchase price for such shares in the manner and upon the terms provided in the Offer Notice or, at the option of the Company, in cash.

                  (c) If the Company does not accept the offer of the Selling Shareholder made pursuant to Section 4(a) hereof, the Selling Shareholder shall be free to sell the Offered Shares; provided, however, that (i) the sale by the Selling Shareholder pursuant to this Section 4(c) shall be made at the same price and on other terms and conditions not materially differently from the terms and conditions specified in the Offer Notice, and (ii) such sale shall be consummated within thirty (30) days after the expiration date of the time in which the Company could have accepted the Selling Shareholder's offer or, if longer, within ten (10) days after receipt of any required regulatory approvals. After the expiration of such fifteen or ten day period, any of the Offered Shares not sold by the Selling Shareholder shall again become subject to all of the provisions of this Agreement as though the offer under Section 4(a) hereof had not been made.

                  Section 5. Bona Fide Pledges Permitted. Any Harrison or Permitted Transferee desiring to effect a bona fide pledge of any of his Shares to secure an obligation of such Shareholder shall have the right to effect such pledge, but only if prior to effecting such pledge such Shareholder delivers to the Company the written agreement of the pledgee (i) agreeing that such pledgee shall not sell any of such Shares upon exercise of his rights as pledgee thereof without complying with the provisions of Section 4 hereof in the same manner and to the same extent as if such pledgee were a Shareholder and a party to this Agreement, (ii) acknowledging that such Shares in such pledgee's hands are subject to the options contained in Sections 4, 6 and 7 hereof and (iii) such pledgee's agreement to comply with all other provisions hereof, together with such further assurances with respect to the agreement of such pledgee as counsel to the Company shall reasonably request.

                  Section 6. Company Option Upon Unauthorized  Transfer.  In the
event any Shareholder, Permitted Transferee or pledgee Sells any of the Shares owned by him or pledged to him otherwise than in strict accordance with the terms of Section 3, 4, and 5 hereof, then, in addition to the right to any other remedies hereunder, including an injunction against an unauthorized transfer, the Company shall have the option to purchase such Shares from the transferee (or any subsequent holder) to whom such Shares have been sold for an amount in cash equal to eighty-five percent (85%) of the fair market value of the consideration paid by such transferee for such Shares. The Company may exercise the purchase option provided in this Section 6 by giving notice thereof to the transferee of such Shares at any time within ninety (90) days after the Company receives actual notice of such sale, and the purchase of such Shares from such transferee shall be closed within fifteen (15) days after the delivery of such notice. At such closing the Company shall pay the purchase price against delivery of certificates representing the Shares so purchased, duly endorsed in blank for transfer, or with duly executed blank stock powers attached, and with signature guaranteed by a national bank in either case, and accompanied by such further instruments as may be necessary or desirable in the opinion of counsel for the Company to effect the transfer of such Shares. Acceptance by any purchaser, assignee, transferee, donee, pledgee or other party of any of the Shares held by any Shareholder, Permitted Transferee, pledgee or their unauthorized transferee shall evidence conclusively the consent of such party to all of the terms and provisions hereof.

                  Section 7. Harrisons Right to Cause the Purchase of Their Shares by the Company.

                  (a) If at any time after the fifth anniversary of the date of this Agreement and prior to the tenth anniversary thereof (the "Exercise Period"), the Harrisons desire to cause the Company to purchase all or part of the Adjusted Initial Shares then owned by them (including Shares held by any Permitted Transferee or pledgee), they may give to the Company a notice in writing (the "Put Notice") demanding that the Company purchase all of their Adjusted Initial Shares (or the portion thereof specified in the Put Notice). If the Harrisons elect to put less than all of their Adjusted Initial Shares pursuant to any single Put Notice, the number of shares put to KO pursuant thereto shall not be less than 100,000 Shares (as such number of shares may be adjusted in the manner contemplated in Section 2(c) hereinabove). During the Exercise Period, the Harrisons may continue to deliver Put Notices until KO has acquired all of the Adjusted Initial Shares owned by them; provided that no more than one (1) Put Notice may be delivered within any twelve month period.

                  (b) (i) Upon exercise of the right granted in paragraph (a) above, the purchase price for all of the 1,761,320

Initial Shares shall be Seventy-Five Million Dollars ($75,000,000) (the "Initial Purchase Price") or $42.5817 per Share (assuming no stock split or other occurrence requiring an adjustment as contemplated in Section 2(c) or distribution requiring an adjustment under paragraph (iii) below).

                           (ii)  If the Shares have been adjusted by virtue
of an event contemplated in Section 2(c), then the purchase price per share shall be determined by dividing Seventy-Five Million Dollars by the number of Initial Shares, as so adjusted.

                           (iii)  The Initial Purchase Price, as otherwise
adjusted, shall be appropriately reduced if there has occurred any extraordinary cash or property distribution other than normal quarterly dividends in light of Consolidated's results of operations.

                           (iv)  The total purchase price payment to the
Harrisons for their Initial Shares (as adjusted) and any Additional Shares included in the Put Notice will be the purchase price per Share determined under paragraphs (i), (ii), and (iii) above times the number of Put Shares.

                  (c) The closing of the purchase of the Put Shares pursuant to this Section 7 shall take place as promptly as practicable at a time and place specified by the Company.

                  (d) At the closing, the Harrisons shall deliver the certificates evidencing the Put Shares free and clear of any lien or encumbrance and such certificates shall be duly endorsed in blank or accompanied by duly executed stock powers with signatures guaranteed by a national bank in either case, and accompanied by such further instruments as may be necessary or desirable in the reasonable opinion of counsel for the Company to effect the transfer of such Put Shares. Acceptance by any purchaser, assignee, transferee, donee, pledgee or other party of any of the Shares held by any Shareholder, Permitted Transferee or pledgee shall evidence conclusively the consent of such party to all the terms and provisions hereof.

                  (e) The consideration for the Put Shares shall be immediately available funds paid by wire transfer to a bank account or accounts designated by the Harrisons.

                  (f) Each of the Harrisons and their Permitted Transferees and pledgees hereby irrevocably appoints J. Frank Harrison, III and if J. Frank Harrison, III is unable for any reason to act then J. Frank Harrison, as his true and lawful agent and attorney-in-fact for the purpose of determining and with absolute discretion to determine if a Put Notice should be given under this
Section 7, for the giving of such notice and with respect to all other matters related to the transfer of Put

Shares pursuant to such notice and the receipt of consideration therefor; and the Company may rely absolutely on any action taken by such attorney-in-fact in connection herewith as being the action of each of the Harrisons and each Permitted Transferee and pledgee.

                  Section 8. Merger or Sale of Assets. In the event that any offer is made which, if consummated, would result in a change in control of Consolidated, or the sale of all or substantially all of the assets of Consolidated, and the Harrisons or the Permitted Transferees, as shareholders, intend to vote their Shares in favor of such transaction, then the Harrisons will immediately provide the Company with the Offer Notice described in Section 4 and thereby offer their Shares to the Company on the terms and conditions contemplated in Section 4. In the event such transaction constitutes a sale of assets of Consolidated, the price deemed offered for the Shares shall be the product of (i) the percentage of the Harrisons' (or Permitted Transferees') ownership of the total number of outstanding shares of Consolidated Common Stock and Class B Common Stock, and (ii) the purchase price paid for such assets, net of any anticipated tax liabilities and other out-of-pocket costs to be incurred by Consolidated as a consequence of such transaction.

                  Section 9. Stock Legend. Simultaneously with the execution hereof, each Shareholder shall present the certificates evidencing his Shares so that the following legend may be placed thereon in conspicuous type:

                  "Any transfer (including a pledge) of the shares of stock represented by this certificate is restricted by the terms of a Shareholder's Agreement dated December 17, 1988 by and among The Coca-Cola Company and J. Frank Harrison and certain of the other shareholders of Coca-Cola Bottling Co. Consolidated, which includes terms and options binding on Transferees and Pledgees, a copy of which is on file at the offices of Consolidated."

                  Section 10. Amendment of Voting Agreement and Irrevocable Proxy. The last sentence of paragraph 7(d) of the Voting Agreement dated May 7, 1987 among the Company and J. Frank Harrison and J. Frank Harrison, III is hereby amended to provide that the Coca-Cola Bottling Co. Consolidated Irrevocable Proxy of even date therewith will terminate at such time as (i) J. Frank Harrison or executors or trustees under his will and/or J. Frank Harrison, III do not collectively own all of the 712,796 shares of Class B Common Stock currently owned by J. Frank Harrison, or (ii) the trusts which are parties hereto collectively hold less than 50% of the shares of Class B Common Stock held by them, in the aggregate, as of the date hereof.

                  Section 11.  Remedies.

                  (a) The parties recognize and acknowledge that it is impossible to measure in money the damages which would result to a party hereto by reason of a failure of any of the parties to perform any of the obligations imposed upon them under this Agreement. Therefore, if any party hereto should institute an action or proceeding to enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense that such party has an adequate remedy at law, and such person shall not urge in any action or proceeding the claim or defense that such a remedy at law exists.

                  (b) This Agreement constitutes a separate agreement independently supported by good and adequate consideration, the receipt and sufficiency of which are hereby acknowledged, and this Agreement shall be interpreted, construed, and enforced separate and apart from other agreements between or among the parties hereto. Any claim or cause of action of any party hereto against any other party hereto arising under any other agreement between or among the parties hereto or out of any state of facts shall not constitute a defense to the enforcement of the covenants, options and agreements contained in this Agreement.

                  Section 12. Assignment by Company. The Company shall have the right at any time and from time to time to assign to any subsidiary of the Company any or all rights, options or other benefits to which it is entitled hereunder, but it shall remain responsible for the performance of its obligation hereunder.

                  Section 13. Term of Agreement. The term of this agreement shall be ten (10) years, unless sooner terminated upon the purchase by the Company of all of the Shares owned by the Harrisons, their Permitted Transferees and pledgees.

                  Section 14.  Notice and Miscellaneous.

                  (a) Any notice, offer, acceptance of any offer, or other communication provided for or required by this Agreement shall be in writing and shall be deemed to have been given when delivered by hand, or when deposited in the United States Mail, registered mail, return receipt requested, postage prepaid, properly addressed to the person to whom such notice or other communication is intended to be given, at the following address:

         if to J. Frank Harrison or
         J. Frank Harrison, III

                  J. Frank Harrison
                  c/o Coca-Cola Bottling Co. Consolidated
                  1900 Rexford Road
                  Charlotte, North Carolina  28211

                  J. Frank Harrison, III
                  c/o Coca-Cola Bottling Co. Consolidated
                  1900 Rexford Road
                  Charlotte, North Carolina  28211

         with a copy to:

                  John W. Murrey, III, Esq.
                  Witt, Gaither & Whitaker
                  1100 American National Bank Bldg.
                  Chattanooga, Tennessee  37402-2608

         if to The Coca-Cola Company

                  The Coca-Cola Company
                  One Coca-Cola Plaza, N.W.
                  Atlanta, Georgia  30313
                  Attention:  Chief Financial Officer

         with a copy to:

                  The Coca-Cola Company
                  One Coca-Cola Plaza, N.W.
                  Atlanta, Georgia  30313
                  Attention:  General Counsel

         or at such other address for a party as shall have been specified by like notice.

                  (b) The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

                  (c) No change or modification of this Agreement shall be valid or binding upon the parties hereto unless such change or modification shall be in writing and signed by all of the parties hereto.

                  (d)  This  Agreement  shall  inure  to the  benefit  of and be
binding  upon  the  parties  hereto  and  their   respective   heirs,   personal
representatives, transferees, successors and assigns.

                  (e) For the convenience of the parties hereto, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument.

                  (f) This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware. Titles of the sections herein have been inserted as a matter of convenience of reference only and shall not affect the meaning or construction of any of the terms or provisions hereof.

                  (g) This Agreement is intended by the parties hereto to be the final expression of their agreement and is the complete and exclusive statement of the terms hereof notwithstanding any representations or statements to the contrary heretofore made.

         IN WITNESS WHEREOF, the parties hereto have executed and sealed this Agreement, effective as of the date first above written.

                                        THE COCA-COLA COMPANY



                                        By: /s/ David L. Kennedy
(SEAL)

ATTEST:

/s/ Carol C. Huger

                                        Shareholders:
Witness as to
each Shareholder:

/s/ Dottie Heard                        /s/ J. Frank Harrison             (SEAL)
                                        J. Frank Harrison


/s/ Sheila C. Beasley                   /s/ J. Frank Harrison III(SEAL)
                                        J. Frank Harrison, III


/s/ Sheila C. Beasley                   /s/ J. Frank Harrison III(SEAL)
                                        J. Frank Harrison, III


/s/ Dottie Heard                        /s/ Reid M. Henson               (SEAL)
                                        Reid M. Henson, Trustees U/A
                                        Anne L. Carter dated 12/29/66
                                        f/b/o J. Frank Harrison, III


/s/ Sheila C. Beasley                    /s/ J. Frank Harrison III(SEAL)
                                         J. Frank Harrison, III

/s/ Dottie Heard                         /s/ Reid M. Henson              (SEAL)
                                         Reid M. Henson, Trustees U/A
                                         Anne L. Carter dated 12/29/66
                                         f/b/o Deborah Harrison


/s/ Sheila C. Beasley                    /s/ J. Frank Harrison III(SEAL)
                                         J. Frank Harrison, III


/s/ Dottie Heard                          /s/ Reid M. Henson              (SEAL)
                                          Reid M. Henson, Trustees U/A
                                          Anne L. Carter dated 2/2/67
                                          f/b/o J. Frank Harrison


/s/ Sheila C. Beasley                     /s/ J. Frank Harrison III(SEAL)
                                          J. Frank Harrison, III


/s/ Dottie Heard                          /s/ Reid M. Henson              (SEAL)
                                          Reid M. Henson, Trustees U/A
                                          J. Frank Harrison f/b/o Harrison
                                          Family dated 10/13/88



                                   SCHEDULE A


==========================================================================================================================
                                                             Numbers of                         Numbers of Shares
                                                           Shares of Common                    of Class B Common
                  Shareholder                                Stock Owned                          Stock Owned
--------------------------------------------------------------------------------------------------------------------------

J. Frank Harrison                                              712,796                              712,796
--------------------------------------------------------------------------------------------------------------------------
J. Frank Harrison, III                            (none included in Initial Shares)
--------------------------------------------------------------------------------------------------------------------------
J. Frank Harrison, III                                                                              33,314
and Reid M. Henson,
Trustees U/A Anne L.
Carter dated 12/29/66
f/b/o J. Frank Harrison,
III
--------------------------------------------------------------------------------------------------------------------------
J. Frank Harrison, III                                                                              33,314
and Reid M. Henson,
Trustees U/A Anne L.
Carter dated 12/29/66
f/b/o Deborah Harrison
--------------------------------------------------------------------------------------------------------------------------
J. Frank Harrison, III                                                                             235,786
and Reid M. Henson,
Trustees U/A Anne L.
Carter dated 2/2/67
f/b/o J. Frank Harrison
--------------------------------------------------------------------------------------------------------------------------
J. Frank Harrison, III                                                                              33,314
and Reid M. Henson,
Trustees U/A J. Frank
Harrison f/b/o Harrison
Family dated 10/13/88
==========================================================================================================================

                                                        12

                                                                  Exhibit (g)(1)

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                          CONSOLIDATED BALANCE SHEETS

                        IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                                     DEC. 31,      JAN. 1,
                                                                                                       1995          1995
ASSETS
Current assets:
Cash............................................................................................     $  2,434      $  1,812
Accounts receivable, trade, less allowance for
  doubtful accounts of $406 and $400............................................................       12,098         7,756
Accounts receivable from The Coca-Cola Company..................................................        6,725         4,514
Due from Piedmont Coca-Cola Bottling Partnership................................................        4,584         1,383
Accounts receivable, other......................................................................        9,492         7,232
Inventories.....................................................................................       27,989        31,871
Prepaid expenses and other current assets.......................................................        6,935         5,054
  Total current assets                                                                                 70,257        59,622
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation of $153,602 and $141,419...........      191,800       185,633
INVESTMENT IN PIEDMONT COCA-COLA BOTTLING PARTNERSHIP...........................................       65,624        67,729
OTHER ASSETS....................................................................................       33,268        23,394
IDENTIFIABLE INTANGIBLE ASSETS, less accumulated amortization of $85,535 and $75,667............      247,983       257,851
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS OF BUSINESSES ACQUIRED, less accumulated
  amortization of $23,980 and $21,689...........................................................       67,639        69,930
  Total.........................................................................................     $676,571      $664,159

          See Accompanying Notes to Consolidated Financial Statements.

                                                                                                     DEC. 31,      JAN. 1,
                                                                                                       1995          1995
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Portion of long-term debt payable within one year...............................................     $    120      $    300
Accounts payable and accrued liabilities........................................................       65,510        55,215
Accounts payable to The Coca-Cola Company.......................................................        3,636         2,930
Accrued compensation............................................................................        5,049         4,246
Accrued interest payable........................................................................        6,259        11,275
  Total current liabilities.....................................................................       80,574        73,966
DEFERRED INCOME TAXES...........................................................................       97,252        89,531
OTHER LIABILITIES...............................................................................       39,877        33,710
LONG-TERM DEBT..................................................................................      419,896       432,971
  Total liabilities.............................................................................      637,599       630,178
SHAREHOLDERS' EQUITY:
Convertible Preferred Stock, $100 par value:
  Authorized-50,000 shares; Issued-None
Nonconvertible Preferred Stock, $100 par value:
  Authorized-50,000 shares; Issued-None
Preferred Stock, $.01 par value: Authorized-
  20,000,000 shares; Issued-None
Common Stock, $1 par value: Authorized-
  30,000,000 shares; Issued-10,090,859 shares...................................................       10,090        10,090
Class B Common Stock, $1 par value:
  Authorized-10,000,000 shares; Issued-1,964,476 shares.........................................        1,965         1,965
Class C Common Stock, $1 par value:
  Authorized-20,000,000 shares; Issued-None
Capital in excess of par value..................................................................      120,733       130,028
Accumulated deficit.............................................................................      (76,032)      (86,552)
Minimum pension liability adjustment                                                                     (138)       (3,904)
                                                                                                       56,618        51,627
Less-Treasury stock, at cost:
  Common-2,132,800 shares.......................................................................       17,237        17,237
  Class B Common-628,114 shares.................................................................          409           409
  Total shareholders' equity....................................................................       38,972        33,981
  Total.........................................................................................     $676,571      $664,159

          See Accompanying Notes to Consolidated Financial Statements.

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                      IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                                                      FISCAL YEAR
                                                                                              1995        1994        1993
NET SALES (includes sales to Piedmont of $71,123, $85,272 and $42,183)...................   $761,876    $723,896    $686,960
Cost of products sold, excluding depreciation shown below (includes $62,526, $75,879 and
  $38,944 related to sales to Piedmont)..................................................    447,636     427,140     396,077
GROSS MARGIN.............................................................................    314,240     296,756     290,883
Selling expenses.........................................................................    158,831     149,992     144,411
General and administrative expenses......................................................     54,720      54,559      51,125
Depreciation expense.....................................................................     26,746      24,188      23,284
Amortization of goodwill and intangibles.................................................     12,230      12,309      14,784
INCOME FROM OPERATIONS...................................................................     61,713      55,708      57,279
Interest expense.........................................................................     33,091      31,385      30,994
Other income (expense), net..............................................................     (3,401)         63      (2,270)
Income before income taxes, extraordinary charge and effect of accounting change.........     25,221      24,386      24,015
Federal and state income taxes:
  Current................................................................................        751         304       1,921
  Deferred...............................................................................      8,934       9,935       7,261
Total federal and state income taxes.....................................................      9,685      10,239       9,182
Income before extraordinary charge and effect of accounting change.......................     15,536      14,147      14,833
Extraordinary charge, net of tax benefit of $3,127.......................................     (5,016)
Effect of accounting change..............................................................                 (2,211)
NET INCOME...............................................................................   $ 10,520    $ 11,936    $ 14,833
Income per share:
  Income before extraordinary charge and effect of accounting change.....................   $   1.67    $   1.52    $   1.60
  Extraordinary charge...................................................................       (.54)
  Effect of accounting change............................................................                   (.24)
  NET INCOME.............................................................................   $   1.13    $   1.28    $   1.60
Cash dividends per share:
  Common Stock...........................................................................   $   1.00    $   1.00    $    .88
  Class B Common Stock...................................................................       1.00        1.00         .52
Weighted average number of Common and Class B Common shares outstanding..................      9,294       9,294       9,258

          See Accompanying Notes to Consolidated Financial Statements.

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  IN THOUSANDS

                                                                                                       FISCAL YEAR
                                                                                              1995        1994        1993
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...............................................................................   $ 10,520    $ 11,936    $  14,833
Adjustments to reconcile net income to net cash provided by operating activities:
     Extraordinary charge................................................................      5,016
     Effect of accounting change.........................................................                  2,211
     Depreciation expense................................................................     26,746      24,188       23,284
     Amortization of goodwill and intangibles............................................     12,230      12,309       14,784
     Deferred income taxes...............................................................      8,934       9,935        7,261
     (Gains) losses on sale of property, plant and equipment.............................      1,182      (1,361)       1,148
     Amortization of debt costs..........................................................        467         448          511
     Undistributed loss of Piedmont Coca-Cola Bottling Partnership.......................      2,105         671        1,600
     Increase in current assets less current liabilities.................................     (3,174)     (8,667)        (403)
     Increase in other noncurrent assets.................................................     (9,588)     (3,287)      (4,414)
     Increase in other noncurrent liabilities............................................     10,891       7,779        1,191
     Other...............................................................................        237         521           25
Total adjustments........................................................................     55,046      44,747       44,987
Net cash provided by operating activities................................................     65,566      56,683       59,820
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt.............................................     73,840
Payments on long-term debt...............................................................                 (1,387)    (120,768)
Issuance of Common Stock.................................................................                               2,269
Redemption of Medium-Term Notes..........................................................    (95,948)
Cash dividends paid......................................................................     (9,295)     (9,294)      (7,665)
Other....................................................................................        791      (1,654)      (1,376)
Net cash used in financing activities....................................................    (30,612)    (12,335)    (127,540)
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment...............................................    (37,284)    (49,292)     (28,786)
Proceeds from the sale of property, plant and equipment..................................      2,952       5,494        1,908
Acquisitions of companies, net of cash acquired..........................................                              (1,488)
Net proceeds from sale and contribution of assets to Piedmont Coca-Cola Bottling
  Partnership............................................................................                              95,934
Net cash provided by (used in) investing activities......................................    (34,332)    (43,798)      67,568
NET INCREASE (DECREASE) IN CASH..........................................................        622         550         (152)
CASH AT BEGINNING OF YEAR................................................................      1,812       1,262        1,414
CASH AT END OF YEAR......................................................................   $  2,434    $  1,812    $   1,262

          See Accompanying Notes to Consolidated Financial Statements.

                      COCA-COLA BOTTLING CO. CONSOLIDATED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                  IN THOUSANDS

                                                                      CLASS                                MINIMUM
                                                                        B      CAPITAL IN                  PENSION
                                                            COMMON    COMMON   EXCESS OF    ACCUMULATED   LIABILITY    TREASURY
                                                             STOCK    STOCK    PAR VALUE      DEFICIT     ADJUSTMENT    STOCK
Balance on January 3, 1993............................      $ 9,977   $1,965    $ 144,831    $(113,321)                $ 17,646
Net income............................................                                          14,833
Cash dividends paid...................................                             (7,665)
Issuance of Common Stock..............................          113                 2,156
Minimum pension liability adjustment..................                                                     $ (5,614)
Balance on January 2, 1994............................       10,090   1,965       139,322      (98,488)      (5,614)     17,646
Net income............................................                                          11,936
Cash dividends paid...................................                             (9,294)
Minimum pension liability adjustment..................                                                        1,710
Balance on January 1, 1995............................       10,090   1,965       130,028      (86,552)      (3,904)     17,646
Net income............................................                                          10,520
Cash dividends paid...................................                             (9,295)
Minimum pension liability adjustment..................                                                        3,766
BALANCE ON DECEMBER 31, 1995..........................      $10,090   $1,965    $ 120,733    $ (76,032)    $   (138)   $ 17,646

          See Accompanying Notes to Consolidated Financial Statements.

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

     Coca-Cola Bottling Co. Consolidated (the "Company") is engaged in the production, marketing and distribution of carbonated and noncarbonated beverages, primarily products of The Coca-Cola Company. The Company operates in portions of 11 states, principally in the southeastern region of the United States.

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     The fiscal years presented are the 52-week periods ended December 31, 1995, January 1, 1995 and January 2, 1994.

     Certain prior year amounts have been reclassified to conform to current year classifications.

     The Company's more significant accounting policies are as follows:

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, cash in banks and cash equivalents, which are highly liquid debt instruments with maturities of less than 90 days.

INVENTORIES

     Inventories are stated at the lower of cost, primarily determined on the last-in, first-out basis ("LIFO"), or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Additions and major replacements or betterments are added to the assets at cost. Maintenance and repair costs and minor replacements are charged to expense when incurred. When assets are replaced or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and the gains or losses, if any, are reflected in income.

INVESTMENT IN PIEDMONT COCA-COLA BOTTLING PARTNERSHIP

     The Company beneficially owns a 50% interest in Piedmont Coca-Cola Bottling Partnership ("Piedmont"). The Company accounts for its interest in Piedmont using the equity method of accounting.

     With respect to Piedmont, sales of soft drink products at cost, management fee revenue and the Company's share of Piedmont's results from operations are included in "Net sales." See Note 2 for additional information.

INCOME TAXES

     The Company provides deferred income taxes for the tax effects of temporary differences between the financial reporting and income tax bases of the Company's assets and liabilities.

BENEFIT PLANS

     The Company has a noncontributory pension plan covering substantially all nonunion employees and one noncontributory pension plan covering certain union employees. Costs of the plans are charged to current operations and consist of several components of net periodic pension cost based on various actuarial assumptions regarding future experience of the plans. In addition, certain other union employees are covered by plans provided by their respective union organizations. The Company expenses amounts as paid in accordance with union agreements. The Company recognizes the cost of postretirement benefits, which consist principally of medical benefits, during employees' periods of active service.

     Amounts recorded for benefit plans reflect estimates related to future interest rates, investment returns, employee turnover, wage increases and health care costs. The Company reviews all assumptions and estimates on an ongoing basis.

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTANGIBLE ASSETS AND EXCESS OF COST OVER FAIR VALUE OF NET ASSETS OF BUSINESSES ACQUIRED

     Identifiable intangible assets resulting from the acquisition of Coca-Cola bottling franchises are being amortized on a straight-line basis over periods ranging from 17 to 40 years. The excess of cost over fair value of net assets of businesses acquired is being amortized on a straight-line basis over 40 years.

     The Company continually monitors conditions that may affect the carrying value of its intangible assets. When conditions indicate potential impairment of an intangible asset, the Company will undertake necessary market studies and reevaluate projected future cash flows associated with the intangible asset. When projected future cash flows, not discounted for the time value of money, are less than the carrying value of the intangible asset, the impaired asset is written down to its net realizable value.

PER SHARE AMOUNTS

     Per share amounts are calculated based on the weighted average number of Common and Class B Common shares outstanding.

POSTEMPLOYMENT BENEFITS

     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires the accrual, during the years that employees render service, of the expected cost of providing postemployment benefits if certain criteria are met. Postemployment benefits encompass various types of employer-provided benefits including, but not limited to, workers' compensation, disability-related benefits and severance benefits.

     The Company adopted the provisions of SFAS 112 in the first quarter of 1994, effective January 3, 1994.

DERIVATIVE FINANCIAL INSTRUMENTS

     Premiums paid for interest rate cap agreements are amortized to interest expense over the terms of the agreements. Unamortized premiums are included in other liabilities. Amounts receivable under cap agreements are accrued as a reduction of interest expense.

     Unamortized deferred gains or losses on interest rate swap terminations are amortized over the lives of the initial agreements as an adjustment to interest expense. Amounts receivable or payable under interest rate swap agreements are included in other assets or other liabilities.

     Forward rate agreements are used to fix the interest rate reset periods on a portion of debt that is floating. The differential to be paid or received under these agreements is accrued as interest rates change and is recognized as an adjustment to interest expense over the terms of the agreements. Amounts receivable or payable under forward rate agreements are included in other assets or other liabilities.

2. INVESTMENT IN PIEDMONT COCA-COLA BOTTLING PARTNERSHIP

     On July 2, 1993, the Company and The Coca-Cola Company formed Piedmont Coca-Cola Bottling Partnership ("Piedmont") to distribute and market soft drink products primarily in certain portions of North Carolina and South Carolina. The Company and The Coca-Cola Company, through their respective subsidiaries, each beneficially own a 50% interest in Piedmont. The Company provides a portion of the soft drink products for Piedmont at cost and receives a fee for managing the operations of Piedmont pursuant to a management agreement.

     Subsidiaries of the Company made an initial capital contribution to Piedmont of $70 million in the aggregate. The capital contribution made by such subsidiaries was composed of approximately $21.7 million in cash and of bottling operations and certain assets used in connection with the Company's Wilson, North Carolina and Greenville and Beaufort, South Carolina territories. The cash contributed to Piedmont by the Company's subsidiaries was provided from the Company's available credit facilities. The Company sold other territories to Piedmont for an aggregate purchase price of approximately $118 million. Assets were sold or contributed at their approximate carrying values. Proceeds from the sale of territories to

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Piedmont, net of the Company's cash contribution, totaled approximately $96 million and were used to reduce the Company's long-term debt.

     Summarized financial information for Piedmont is as follows:

                                                                                                         DEC. 31,    JAN. 1,
IN THOUSANDS                                                                                               1995        1995
Current assets........................................................................................   $ 22,136    $ 18,907
Noncurrent assets.....................................................................................    351,450     358,371
Total assets..........................................................................................   $373,586    $377,278
Current liabilities...................................................................................   $ 13,775    $  7,035
Noncurrent liabilities................................................................................    228,563     234,785
Total liabilities.....................................................................................    242,338     241,820
Partners' equity......................................................................................    131,248     135,458
Total liabilities and partners' equity                                                                   $373,586    $377,278
Company's equity investment...........................................................................   $ 65,624    $ 67,729

                                                                                     FISCAL      FISCAL        FOR THE PERIOD
                                                                                      YEAR        YEAR      JULY 2, 1993 THROUGH
IN THOUSANDS                                                                          1995        1994        JANUARY 2, 1994
Net sales........................................................................   $212,665    $194,054          $ 91,259
Cost of products sold............................................................    126,197     109,563            52,535
Gross margin.....................................................................     86,468      84,491            38,724
Income from operations...........................................................      5,618       6,705             1,209
Net loss.........................................................................   $ (4,210)   $ (1,342)         $ (3,200)
Company's equity in loss.........................................................   $ (2,105)   $   (671)         $ (1,600)

3. INVENTORIES

     Inventories are summarized as follows:


                                                                                                           DEC. 31,    JAN. 1,
IN THOUSANDS                                                                                                1995       1995
Finished products.......................................................................................   $17,809    $17,621
Manufacturing materials.................................................................................     8,809     12,638
Used bottles and cases..................................................................................     1,371      1,612
Total inventories.......................................................................................   $27,989    $31,871

     The amounts included above for inventories valued by the LIFO method were greater than replacement or current cost by approximately $1.2 million and $2.1 million on December 31, 1995 and January 1, 1995, respectively, as a result of inventory premiums associated with certain acquisitions.

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PROPERTY, PLANT AND EQUIPMENT

     The principal categories and estimated useful lives of property, plant and equipment were as follows:

                                                                           DEC. 31,         JAN. 1,            ESTIMATED
IN THOUSANDS                                                                 1995             1995            USEFUL LIVES
Land....................................................................   $  9,500         $  9,898
Buildings...............................................................     71,359           65,973           10-50 years
Machinery and equipment.................................................     80,909           76,296            5-20 years
Transportation equipment................................................     48,267           42,439            4-10 years
Furniture and fixtures..................................................     23,027           21,180            7-10 years
Vending equipment.......................................................     88,903           88,666            6-13 years
Leasehold and land improvements.........................................     20,048           18,049            5-20 years
Construction in progress................................................      3,389            4,551
Total property, plant and equipment, at cost............................    345,402          327,052
Less: Accumulated depreciation..........................................    153,602          141,419
Property, plant and equipment, net......................................   $191,800         $185,633

5. IDENTIFIABLE INTANGIBLE ASSETS

     The principal categories and estimated useful lives of identifiable intangible assets, net of accumulated amortization, were as follows:

                                                                           DEC. 31,         JAN. 1,            ESTIMATED
IN THOUSANDS                                                                 1995             1995            USEFUL LIVES
Franchise rights........................................................   $217,149         $223,679              40 years
Customer lists..........................................................     25,400           28,129           17-23 years
Advertising savings.....................................................      4,764            5,278           17-23 years
Other...................................................................        670              765           17-18 years
Total identifiable intangible assets....................................   $247,983         $257,851

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                                             FIXED(F) OR
                                                                 INTEREST    VARIABLE(V)     INTEREST    DEC. 31,    JAN. 1,
IN THOUSANDS                                      MATURITY         RATE          RATE          PAID        1995        1995
Lines of Credit................................     2000            6.00%-        V           Varies     $ 22,590    $ 93,420
                                                                    6.04%
Term Loan Agreement............................     2002            6.44%-        V           Varies       85,000      60,000
                                                                    6.46%
Term Loan Agreement............................     2003            6.44%-        V           Varies       85,000      60,000
                                                                    6.46%
Medium-Term Notes..............................     1998            6.37%         V         Quarterly      10,000      10,000

Medium-Term Notes..............................     1998           10.05%         F           Semi-         2,000       2,000
                                                                                             annually
Medium-Term Notes..............................     1999            7.99%         F           Semi-        28,585      66,500
                                                                                             annually
Medium-Term Notes..............................     2000           10.00%         F           Semi-        25,500      55,000
                                                                                             annually
Medium-Term Notes..............................     2002            8.56%         F           Semi-        47,000      66,500
                                                                                             annually
Debentures.....................................     2007            6.85%         F           Semi-       100,000
                                                                                             annually
Notes acquired in Sunbelt acquisition..........     2001            8.00%         F         Quarterly         217       5,327

Other notes payable............................     1996-           6.85%-        F           Varies       14,124      14,524
                                                    2001           12.00%
                                                                                                          420,016     433,271
Less: Portion of long-term debt payable within one year...............................................        120         300
Long-term debt........................................................................................   $419,896    $432,971

     The principal maturities of long-term debt outstanding on December 31, 1995 were as follows:

IN THOUSANDS
1997..............................................................................................................   $    125
1998..............................................................................................................     12,050
1999..............................................................................................................     28,635
2000..............................................................................................................     50,762
Thereafter........................................................................................................    328,324
Total long-term debt..............................................................................................   $419,896

     On December 21, 1995, the Company amended and restated the revolving credit agreement totaling $170 million and extended the revolving credit maturity date to December 2000. The agreement contains several covenants which establish ratio requirements related to debt, interest expense and cash flow. A facility fee of 1/8% per year on the banks' commitment is payable quarterly. There were no amounts outstanding under this facility as of December 31, 1995.

     A $100 million commercial paper program was established in January 1990 for general corporate purposes. On December 31, 1995, there were no amounts outstanding under this program.

     The Company borrows from time to time under informal lines of credit from various banks. On December 31, 1995, the Company had $246 million of credit available under these lines, of which $22.6 million was outstanding. Loans under these lines are made at the sole discretion of the banks at rates negotiated at the time of borrowing. It is the Company's intent to

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

renew such borrowings as they mature. To the extent that these borrowings, the borrowings under the revolving credit facility described above, and outstanding commercial paper do not exceed the amount available under the Company's $170 million revolving credit facility, they are classified as noncurrent liabilities.

     On November 20, 1995, the Company entered into a $170 million loan agreement with $85 million maturing in November 2002 and $85 million maturing in November 2003. This loan was used to repay two $60 million loans previously entered into by the Company and other bank debt.

     On June 26, 1992, the Company entered into a three-year arrangement under which it has the right to sell an undivided interest in a designated pool of trade accounts receivable for up to a maximum of $40 million. As of December 31, 1995 and January 1, 1995, the Company had sold $35 million of its trade accounts receivable and used the proceeds to reduce its outstanding long-term debt. This arrangement was amended in June 1995 to extend the arrangement to June 1998 on terms substantially similar to those previously in place. The discount on sales of trade accounts receivable was $2.2 million, $1.6 million, $1.4 million in 1995, 1994 and 1993, respectively, and is included in "other income (expense), net."

     On October 12, 1994, a $400 million shelf registration for debt and equity securities filed with the Securities and Exchange Commission became effective and the securities thereunder became available for issuance. On November 1, 1995, the Company issued $100 million of 6.85% debentures due 2007 pursuant to such registration. The net proceeds from this issuance were used principally for refinancing existing indebtedness with the remainder used to repay other bank debt. As of December 31, 1995, $37.9 million of Medium-Term Notes due 1999 with a coupon rate of 7.99%, $29.5 million of Medium-Term Notes due 2000 with a coupon rate of 10.00% and $19.5 million of Medium-Term Notes due 2002 with a coupon rate of 8.56% had been repurchased. An after tax extraordinary charge of $5.0 million related to the premium paid on these repurchases was recorded in the fourth quarter of 1995.

     As of December 31, 1995, the Company was in compliance with the covenants covering all of its various borrowing agreements.

     The Company has a weighted average interest rate of 7.2% for the debt portfolio as of December 31, 1995 compared to 7.0% at January 1, 1995. The Company's overall weighted average borrowing rate on its long-term debt increased from an average of 6.6% during 1994 to an average of 7.3% during 1995.

     As of December 31, 1995, after taking into account all of the interest rate hedging activities, approximately $203 million or 48% of the total debt portfolio was subject to changes in short-term interest rates.

     A rate increase of 1% would increase annual interest expense by approximately $2.0 million and net income for the year ended December 31, 1995 would have been reduced by approximately $1.2 million. Interest coverage as of December 31, 1995 would have been 2.0 times (versus 2.1 times) if interest rates increased by 1%.

7. DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses interest rate hedging products to modify risk from interest rate fluctuations in its underlying debt. The Company has historically altered its fixed/floating rate mix based upon anticipated operating cash flows of the Company relative to its debt level and the Company's ability to absorb increases in interest rates. During 1995, and in conjunction with the Company's early retirement of a portion of its Medium-Term Notes, all but two of the derivative financial instruments held by the Company were extinguished.

     All deferred gains and losses on interest rate hedging transactions associated with the retired Medium-Term Notes have been recognized in 1995. The notional amount of the extinguished interest rate swaps exceeds the amount of debt retired due to the Company's practice of offsetting swaps. Offsetting swaps rather than an original swap were used to help mitigate counterparty credit risk as well as reduce administrative burden. The offsetting swaps along with original swaps and the underlying debt were accounted for as a combined instrument. The Company does not use derivative financial instruments for trading or other speculative purposes nor does it use leveraged financial instruments. All of the Company's outstanding interest rate swap agreements are LIBOR-based. The Company's two remaining interest rate swaps are with the same financial institution and effectively offset each other. Accordingly, risk of counterparty nonperformance is considered minimal.

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Derivative financial instruments are summarized as follows:

                                                                               December 31, 1995         January 1, 1995
                                                                                         Remaining                Remaining
IN THOUSANDS                                                                  Amount       Term        Amount       Term
Interest rate swaps -- floating............................................   $60,000     8 years     $221,600    6-9 years
Interest rate swaps -- fixed...............................................    60,000     8 years      215,000    1-9 years
Interest rate caps.........................................................       -0-          --      110,000    .5 years

INTEREST RATE SWAP ACTIVITY

     The table below summarizes interest rate swap activity for the period ending December 31, 1995:

IN THOUSANDS
Total swaps, January 1, 1995.....................................................................................   $ 436,600
New swaps........................................................................................................      25,000
Terminated swaps.................................................................................................    (341,600)
Expired swaps....................................................................................................         -0-
Total swaps, December 31, 1995...................................................................................   $ 120,000

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

PUBLIC DEBT

     The fair values of the Company's public debt are based on estimated market prices.

NON-PUBLIC VARIABLE RATE LONG-TERM DEBT

     The carrying amounts of the Company's variable rate borrowings approximate their fair values.

NON-PUBLIC FIXED RATE LONG-TERM DEBT

     The fair values of the Company's fixed rate long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

DERIVATIVE FINANCIAL INSTRUMENTS

     Fair values for the Company's interest rate swaps are based on current settlement values.

     The carrying amounts and fair values of the Company's balance sheet and off-balance-sheet instruments were as follows:

                                                                            December 31, 1995                 January 1, 1995
IN THOUSANDS                                                          Carrying Amount    Fair Value    Carrying Amount   Fair Value
Balance Sheet Instruments
  Public debt......................................................      $ 213,085        $ 228,103       $ 200,000      $ 201,119
  Non-public variable rate long-term debt..........................        192,590          192,590         213,420        213,420
  Non-public fixed rate long-term debt.............................         14,341           16,189          19,851         19,030
Off-Balance-Sheet Instruments
  Interest rate swaps..............................................                          (4,725)                       (11,123)

     The fair values of the interest rate swaps represent the estimated amounts the Company would have had to pay to terminate these agreements.

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. COMMITMENTS AND GUARANTEES

     Operating lease payments are charged to expense as incurred. Such rental expenses included in the consolidated statements of operations were $23.3 million, $20.9 million and $17.3 million for 1995, 1994 and 1993, respectively.

     The following is a summary of future minimum lease payments for all operating leases as of December 31, 1995:

IN THOUSANDS
1996..............................................................................................................   $ 23,255
1997..............................................................................................................     20,759
1998..............................................................................................................     18,940
1999..............................................................................................................     14,588
2000..............................................................................................................     11,445
Thereafter........................................................................................................     29,651
Total minimum lease payments......................................................................................   $118,638

     The Company is a member of one cooperative from which it is obligated to purchase a specified minimum number of plastic bottles on an annual basis through December 1998. The annual purchase commitment under this agreement is approximately $.5 million. The Company is a member of another cooperative from which it is obligated to purchase a specified number of cases of finished product on an annual basis. The current annual purchase commitment under this agreement is approximately $40 million.

     The Company guarantees a portion of the debt for one cooperative from which the Company purchases plastic bottles. The Company also guarantees a portion of debt for South Atlantic Canners, Inc., a manufacturing cooperative that is being managed by the Company. See Note 13 to the consolidated financial statements for additional information concerning these financial guarantees. The total amounts guaranteed on December 31, 1995 and January 1, 1995 were $35.2 million and $31.0 million, respectively.

     The Company has entered into purchase agreements for aluminum cans on an annual basis through 2000. The annual purchase commitment under these agreements is approximately $39 million.

10. INCOME TAXES

     The provision for income taxes on income before extraordinary charge and the effect of an accounting change consisted of the following:

                                                                                                        FISCAL YEAR
IN THOUSANDS                                                                                    1995       1994        1993
Current:
  Federal...................................................................................   $   751    $   304    $  1,921
  State.....................................................................................
                                                                                                   751        304       1,921
Deferred:
  Federal...................................................................................     9,382      8,957     (27,748)
  State.....................................................................................     2,130      1,213      (3,662)
  Benefit of acquired loss carryforwards used to reduce franchise value.....................                           35,599
  Benefit (expense) of minimum pension liability adjustment.................................    (2,578)      (359)      3,072
  Other.....................................................................................                  124
                                                                                                 8,934      9,935       7,261
Income tax expense..........................................................................   $ 9,685    $10,239    $  9,182

     Income tax benefits of $1.7 million were recorded in 1994 in conjunction with the adoption of SFAS 112. Income tax benefits of $3.1 million were recorded in 1995 related to the extraordinary charge associated with the early retirement of long-term debt at a premium.

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company made income tax payments for alternative minimum tax of approximately $1.1 million and $.3 million during 1995 and 1994, respectively.

     Deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax credit carryforwards. Temporary differences and carryforwards that comprised a significant part of deferred income tax assets and liabilities were as follows:

                                                                                                         DEC. 31,    JAN. 1,
IN THOUSANDS                                                                                               1995        1995
Intangible assets.....................................................................................   $106,752    $107,886
Depreciation..........................................................................................     23,166      22,249
Investment in Piedmont................................................................................     19,417      18,715
Other.................................................................................................     10,309      16,920
Gross deferred income tax liabilities.................................................................    159,644     165,770

Net operating loss carryforwards......................................................................    (39,736)    (56,497)
Other.................................................................................................    (25,817)    (18,278)
Gross deferred income tax assets......................................................................    (65,553)    (74,775)
Tax benefit of minimum pension liability adjustment...................................................        (48)     (2,713)
Deferred income tax liability.........................................................................   $ 94,043    $ 88,282

     Net current deferred tax assets of $3.2 million and $1.2 million were included in prepaid expenses and other current assets on December 31, 1995 and January 1, 1995, respectively.

     Reported income tax expense is reconciled to the amount computed on the basis of income before income taxes, extraordinary charge and effect of accounting change at the statutory rate as follows:

                                                                                                          FISCAL YEAR
IN THOUSANDS                                                                                       1995      1994       1993
Statutory expense..............................................................................   $8,827    $ 8,535    $ 8,405
Amortization of franchise and goodwill assets..................................................      364        364        364
State income taxes, net of federal benefit.....................................................      758      1,244      1,185
Effect of change in statutory tax rates........................................................                          2,100
Adjustment of valuation allowance..............................................................                         (3,216)
Other..........................................................................................     (264)        96        344
Income tax expense.............................................................................   $9,685    $10,239    $ 9,182

     The Company had $3.5 million of investment tax credits available to reduce future income tax payments for federal income tax purposes on December 31, 1995. These credits expire in varying amounts through 2001.

     On December 31, 1995, the Company had $97 million and $132 million of federal and state net operating losses, respectively, available to reduce future income taxes. The net operating loss carryforwards expire in varying amounts through 2007.

     The Omnibus Budget Reconciliation Act of 1993 increased the maximum federal income tax rate from 34% to 35% effective January 1, 1993. This increase resulted in additional income tax expense of $2.1 million for the year ended January 2, 1994.

11. CAPITAL TRANSACTIONS

     On April 9, 1993, the Company acquired all of the outstanding stock of Whirl-i-Bird, Inc. in exchange for 80,000 shares of the Company's Common Stock valued at $1.6 million (based on the closing market price of $20 per share on March 17, 1993). Whirl-i-Bird, Inc. had previously leased a helicopter to the Company from time to time and was wholly owned by J. Frank Harrison, Jr., the Chairman of the Board of Directors of the Company. On June 25, 1993, the Company issued

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33,464 shares of its Common Stock to The Coca-Cola Company at a price of $20 per share. These shares were issued pursuant to a Stock Rights and Restrictions Agreement dated January 27, 1989 that provided The Coca-Cola Company a preemptive right to purchase a number of shares of the Company's equity securities as necessary to allow it to maintain ownership of both 29.67% of the outstanding shares of common stock of all classes and 22.59% of the total votes of all outstanding shares of all classes. This preemptive right was triggered by the issuance of shares pursuant to the Whirl-i-Bird transaction.

     Shareholders with Class B Common Stock are entitled to 20 votes per share compared to one vote per share on the Common Stock. Dividends on the Class B Common Stock are permitted to equal, but not exceed, dividends on the Common Stock. On February 8, 1994, the Board of Directors increased the dividend for the first quarter of 1994 to $.25 per share on both the Common and Class B Common shares outstanding. This dividend rate was maintained throughout 1994 and 1995.

     On March 8, 1989, the Company granted J. Frank Harrison, Jr. an option for the purchase of 100,000 shares of Common Stock exercisable at the closing market price of the stock on the day of grant. The closing market price of the stock on March 8, 1989 was $27.00 per share. The option is exercisable, in whole or in part, at any time at the election of Mr. Harrison, Jr. over a period of 15 years from the date of grant. This option has not been exercised with respect to any such shares.

     On August 9, 1989, the Company granted J. Frank Harrison, III an option for the purchase of 150,000 shares of Common Stock exercisable at the closing market price of the stock on the day of grant. The closing market price of the stock on August 9, 1989 was $29.75 per share. The option may be exercised, in whole or in part, during a period of 15 years beginning on the date of grant. The option is currently exercisable with respect to 127,500 shares and is exercisable with respect to an additional 7,500 shares annually. This option has not been exercised with respect to any such shares.

12. BENEFIT PLANS

     Pension plan expense related to the two Company-sponsored pension plans for 1995, 1994 and 1993 was $2.7 million, $2.6 million and $2.5 million, respectively, including the pro rata share of past service costs, which are being amortized over 30 years. In addition, certain employees are covered by pension plans administered by unions.

     Retirement benefits under the Company's principal pension plan are based on the employee's length of service, average compensation over the five consecutive years which gives the highest average compensation and the average of the Social Security taxable wage base during the 35-year period before a participant reaches Social Security retirement age. Contributions to the plan are based on the projected unit credit actuarial funding method and are limited to the amounts that are currently deductible for tax purposes.

     The following table sets forth the status of the two Company-sponsored plans:

                                                                                                          DEC. 31,    JAN. 1,
IN THOUSANDS                                                                                                1995        1995
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits of $48,990 and $40,779.....................   $ 50,236    $ 42,282
Projected benefit obligation for service rendered to date..............................................    (56,427)    (47,355)
Plan assets at fair market value.......................................................................     51,988      41,107
Projected benefit obligation in excess of plan assets..................................................     (4,439)     (6,248)
Unrecognized net loss..................................................................................     11,752      12,158
Unrecognized prior service cost........................................................................     (1,207)         12
Unrecognized net asset being amortized over 7 years....................................................       (210)       (280)
Additional minimum pension liability...................................................................       (225)     (6,816)
Pension asset (liability)..............................................................................   $  5,671    $ (1,174)

     Under the requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," an additional minimum pension liability for certain plans, representing the excess of accumulated benefits over plan assets,

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

was recognized as of January 2, 1994. The increase in liabilities was charged directly to shareholders' equity. As of December 31, 1995 and January 1, 1995, the minimum pension liability adjustment, net of income taxes, was $138,000 and $3.9 million, respectively.

     Net periodic pension cost for the Company-sponsored pension plans included the following:

                                                                                                          FISCAL YEAR
IN THOUSANDS                                                                                      1995       1994       1993
Service cost-benefits earned..................................................................   $ 1,901    $ 1,916    $ 1,693
Interest cost on projected benefit obligation.................................................     4,015      3,556      3,310
Actual return on plan assets..................................................................    (6,993)     1,169     (3,965)
Net amortization and deferral.................................................................     3,732     (4,034)     1,446
Net periodic pension cost.....................................................................   $ 2,655    $ 2,607    $ 2,484

     The actuarial assumptions that were used for the Company's principal pension plan calculations were as follows:

                                                                                                              1995     1994
Weighted average discount rate used in determining the actuarial present value of the projected benefit
  obligation...............................................................................................    7.75%    8.25%
Weighted average expected long-term rate of return on plan assets..........................................     9.0%     9.0%
Weighted average rate of compensation increase.............................................................    4.50%    4.75%

     The Company provides a 401(k) Savings Plan for substantially all of its nonunion employees. Under provisions of the Savings Plan, an employee is vested with respect to Company contributions upon the earlier of two consecutive years of service while participating in the Savings Plan or after five years of service with the Company. The total cost for this benefit in 1995, 1994 and 1993 was $1.6 million, $1.3 million and $1.5 million, respectively.

     The Company recognizes the cost of postretirement benefits, which consist principally of medical benefits, during employees' periods of active service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future.

     The components of postretirement benefit expense were as follows:

                                                                                                           FISCAL YEAR
IN THOUSANDS                                                                                         1995      1994      1993
Service cost -- benefits earned..................................................................   $  338    $  304    $  238
Interest cost on projected benefit obligation....................................................    1,275       989     1,223
Net amortization.................................................................................       11
Net postretirement benefit cost..................................................................   $1,624    $1,293    $1,461

     The accrued postretirement benefit obligation was comprised of the following:


                                                                                                          DEC. 31,     JAN. 1,
IN THOUSANDS                                                                                                1995        1995
Accumulated postretirement benefit obligation:
  Retirees..............................................................................................   $10,025    $ 9,163
  Fully eligible active plan participants...............................................................     2,231      1,738
  Other active plan participants........................................................................     4,124      3,251
                                                                                                            16,380     14,152
Unrecognized transition asset...........................................................................       394        418
Unrecognized net loss...................................................................................    (2,443)    (1,622)
Accrued postretirement benefit obligation...............................................................   $14,331    $12,948

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The weighted average health care cost trend rate used in measuring the postretirement benefit expense was 9% in 1995 gradually declining to 5.25% in 1999 and remaining at that level thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation on December 31, 1995 by approximately $1.7 million and postretirement benefit expense in 1995 would have increased by approximately $227,000. The weighted average discount rates used to estimate the accumulated postretirement benefit obligation were 7.75% and 8.25% as of December 31, 1995 and January 1, 1995, respectively.

     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires the accrual, during the years that employees render service, of the expected cost of providing postemployment benefits if certain criteria are met. The Company adopted the provisions of SFAS 112 in the first quarter of 1994, effective January 3, 1994, and recorded a one-time, after tax charge of $2.2 million. The annual incremental cost of adoption of SFAS No. 112 is not material on an ongoing basis.

13. RELATED PARTY TRANSACTIONS

     The Company's business consists primarily of the production, marketing and distribution of soft drink products of The Coca-Cola Company, which is the sole owner of the secret formulas under which the primary components (either concentrates or syrups) of its soft drink products are manufactured. Accordingly, the Company purchases a substantial majority of its requirements for concentrates and syrups from The Coca-Cola Company in the ordinary course of its business. The Company paid The Coca-Cola Company approximately $186 million, $187 million and $158 million in 1995, 1994 and 1993, respectively, for sweetener, syrup, concentrate and other miscellaneous purchases. Additionally, the Company engages in a variety of marketing programs, local media advertising and similar arrangements to promote the sale of products of The Coca-Cola Company in territories operated by the Company. Total direct marketing support provided to the Company by The Coca-Cola Company was approximately $36 million, $32 million and $28 million in 1995, 1994 and 1993, respectively. In addition, the Company paid approximately $18 million, $15 million and $13 million in 1995, 1994 and 1993, respectively, for local media and marketing program expense pursuant to cooperative advertising and cooperative marketing arrangements with The Coca-Cola Company.

     On July 2, 1993, the Company and The Coca-Cola Company formed Piedmont. The Company and The Coca-Cola Company, through their respective subsidiaries, each beneficially own a 50% interest in Piedmont. The Company provides a portion of the soft drink products for Piedmont at cost and receives a fee for managing the operations of Piedmont pursuant to a management agreement. The Company sold product to Piedmont during 1995, 1994 and the six months ended January 2, 1994, at cost, totaling $62.5 million, $75.9 million and $38.9 million, respectively. The Company received $10.7 million, $10.1 million and $4.8 million for management services pursuant to its management agreement with Piedmont for 1995, 1994 and 1993, respectively. Also, the Company subleased various fleet and vending equipment to Piedmont at cost. These sublease rentals amounted to approximately $784,000, $693,000 and $380,000 in 1995, 1994 and 1993,
respectively. In addition, Piedmont subleased various fleet and vending equipment to the Company at cost. These sublease rentals amounted to approximately $186,000, $56,000 and $2,000 in 1995, 1994 and 1993, respectively.

     On November 30, 1992, the Company and the owner of the Company's Snyder Production Center in Charlotte, North Carolina agreed to the early termination of the Company's lease. Harrison Limited Partnership One purchased the property contemporaneously with the termination of the lease, and the Company and Harrison Limited Partnership One entered into an agreement pursuant to which the Company leased the property for a 10-year term beginning on December 1, 1992. A North Carolina corporation owned entirely by J. Frank Harrison, Jr. serves as sole general partner of the limited partnership. The sole limited partner of this limited partnership is a trust as to which J. Frank Harrison, III and Reid
M. Henson are co-trustees. The annual base rent the Company is obligated to pay for its lease of the Snyder Production Center is subject to adjustment for increases in the Consumer Price Index and for increases or decreases in interest rates, using LIBOR as the measurement device. Rent expense under this lease totaled $2,593,000, $2,007,000 and $1,947,000 in 1995, 1994 and 1993,
respectively.

     On June 1, 1993, the Company entered into a 10-year lease agreement with Beacon Investment Corporation related to the Company's headquarters office building. Beacon Investment Corporation's sole shareholder is J. Frank Harrison,
III. The annual base rent the Company is obligated to pay under this lease is subject to adjustment for increases in the Consumer Price

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Index and for increases or decreases in interest rates, using LIBOR as the measurement device. Rent expense under this lease totaled $1,804,000, $1,560,000 and $738,000 in 1995, 1994 and 1993, respectively.

     The Company is a shareholder in two entities from which it purchases substantially all its requirements for plastic bottles. Net purchases from these entities were approximately $52 million, $44 million and $47 million in 1995, 1994 and 1993, respectively. In connection with its participation in one of these cooperatives, the Company has guaranteed a portion of the cooperative's debt. On December 31, 1995, such guarantee amounted to approximately $20 million.

     The Company has also guaranteed a portion of debt for South Atlantic Canners, Inc., a manufacturing cooperative that is being managed by the Company. On December 31, 1995, such guarantee was approximately $15.2 million.

     The Company leases vending equipment from Coca-Cola Financial Corporation ("CCFC"), a subsidiary of The Coca-Cola Company. Future lease payments to CCFC as of December 31, 1995 totaled $49.6 million. During 1995, the Company made lease payments to CCFC totaling $4.4 million.

     See Note 11 to the consolidated financial statements for information concerning the Whirl-i-Bird transaction.

14. LITIGATION

     On March 4, 1993, a Complaint was filed against the Company, the predecessor bottling company for the Laurel, Mississippi territory and other unnamed parties by the testatrix spouse of a deceased former employee of the predecessor bottler. This suit alleges misrepresentation and fraud in connection with the severance package offered to employees terminated by the predecessor bottler in connection with the acquisition of the Laurel franchise subsidiary of the Company. Plaintiff seeks damages in an amount up to $18 million in compensatory and punitive damages. The Company believes that the Complaint is without merit and its ultimate disposition will not have a material adverse effect on the financial condition or results of operations of the Company.

15. RISKS AND UNCERTAINTIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Approximately 90% of the Company's sales are products of The Coca-Cola Company, which is the sole supplier of the concentrate required to manufacture these products. Additionally, the Company purchases virtually all of its requirements for sweetener from The Coca-Cola Company.

     The Company currently obtains all of its aluminum cans from two domestic suppliers. The Company currently obtains all of its PET bottles from two domestic cooperatives. The inability of either of these aluminum can or PET bottle suppliers to meet the Company's requirement for containers could result in short-term shortages until alternative sources of supply could be located.

     Less than 10% of the Company's labor force is currently covered by collective bargaining agreements. There are no material collective bargaining contracts expiring during 1996.

                      COCA-COLA BOTTLING CO. CONSOLIDATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     Changes in current assets and current liabilities affecting cash, net of effects from acquisitions and divestitures and the effect of an accounting change, were as follows:

                                                                                                          FISCAL YEAR
IN THOUSANDS                                                                                      1995       1994       1993
Accounts receivable, trade, net...............................................................   $(4,342)   $(2,796)   $(9,319)
Due from Piedmont.............................................................................    (3,201)     1,071     (2,454)
Accounts receivable, other....................................................................    (4,471)     5,710     (3,524)
Inventories...................................................................................     3,882     (4,338)    (2,939)
Prepaid expenses and other assets.............................................................    (1,881)    (1,729)      (845)
Portion of long-term debt payable within one year.............................................      (180)      (411)      (793)
Accounts payable and accrued liabilities......................................................    11,232     (9,381)    20,656
Accrued compensation..........................................................................       803      2,040       (251)
Accrued interest payable......................................................................    (5,016)     1,167       (934)
Increase in current assets less current liabilities...........................................   $(3,174)   $(8,667)   $  (403)

     Cash payments for interest and income taxes were as follows:

                                                                                                         FISCAL YEAR
IN THOUSANDS                                                                                     1995       1994       1993
Interest.....................................................................................   $36,749    $30,218    $31,417
Income taxes.................................................................................     1,475         56      2,900

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Set forth below are unaudited quarterly financial data for the fiscal years ended December 31, 1995 and January 1, 1995.

IN THOUSANDS (EXCEPT PER SHARE DATA)                                                              QUARTER
YEAR ENDED DECEMBER 31, 1995                                                       1           2           3           4
Net sales....................................................................   $170,977    $207,876    $203,559    $179,464
Gross margin.................................................................     72,074      87,134      82,727      72,305
Income before extraordinary charge...........................................      1,957       8,054       4,639         886
Extraordinary charge.........................................................                                         (5,016)
Net income (loss)............................................................      1,957       8,054       4,639      (4,130)
Per share:
  Income before extraordinary charge.........................................        .21         .87         .50         .09
  Extraordinary charge.......................................................                                           (.54)
  Net income (loss)..........................................................        .21         .87         .50        (.45)
Weighted average number of common shares outstanding.........................      9,294       9,294       9,294       9,294

IN THOUSANDS (EXCEPT PER SHARE DATA)                                                              QUARTER
YEAR ENDED JANUARY 1, 1995                                                         1           2           3           4
Net sales....................................................................   $163,817    $200,692    $188,418    $170,969
Gross margin.................................................................     66,333      81,751      75,864      72,808
Income before effect of accounting change....................................      1,510       6,700       4,899       1,038
Effect of accounting change..................................................     (2,211)
Net income (loss)............................................................       (701)      6,700       4,899       1,038
Per share:
  Income before effect of accounting change..................................        .16         .72         .53         .11
  Effect of accounting change................................................       (.24)
  Net income (loss)..........................................................       (.08)        .72         .53         .11
Weighted average number of common shares outstanding.........................      9,294       9,294       9,294       9,294

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF COCA-COLA BOTTLING CO. CONSOLIDATED

     In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a) (1) and (2) of this filing present fairly, in all material respects, the financial position of Coca-Cola Bottling Co. Consolidated and its subsidiaries at December 31, 1995 and January 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     During 1994, the Company changed its method of accounting for postemployment benefits, as described in Note 12.

PRICE WATERHOUSE LLP

Charlotte, North Carolina
February 23, 1996

                                                                  Exhibit (g)(2)

Coca-Cola Bottling Co. Consolidated
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
 In Thousands (Except Share Data)




                                                         Sept. 29,        Dec. 31,           Oct. 1,
                                                            1996            1995              1995
ASSETS

Current Assets:
Cash                                                    $    2,709       $    2,434        $    2,723
Accounts receivable, trade, less allowance for
 doubtful accounts of $413, $406 and $401                   27,800           12,098            11,180
Accounts receivable from The Coca-Cola Company               1,535            6,725             6,337
Due from Piedmont Coca-Cola Bottling Partnership                              4,584             1,457
Accounts receivable, other                                   5,372            9,492             4,577
Inventories                                                 32,780           27,989            33,447
Prepaid expenses and other current assets                    7,732            6,935             5,538
                                                        ----------       ----------         ---------
  Total current assets                                      77,928           70,257            65,259
                                                        ----------       ----------         ---------

Property, plant and equipment, less accumulated
 depreciation of $158,301, $153,602 and $152,271           189,706          191,800           189,118
Investment in Piedmont Coca-Cola Bottling Partnership       65,697           65,624            66,629
Other assets                                                34,299           33,268            24,258
Identifiable intangible assets, less accumulated
 amortization of $92,936, $85,535 and $83,068              240,582          247,983           250,450
Excess of cost over fair value of net assets of
 businesses acquired, less accumulated
 amortization of $25,697, $23,980 and $23,407               65,922           67,639            68,212
                                                        ----------       ----------         ---------

Total                                                     $674,134         $676,571          $663,926
                                                        ==========       ==========         =========



See Accompanying Notes to Consolidated Financial Statements

Coca-Cola Bottling Co. Consolidated
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
In Thousands (Except Share Data)




                                                                        Sept. 29,           Dec. 31,        Oct. 1,
                                                                           1996              1995             1995
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Portion of long-term debt payable within one year                        $     105         $    120          $    174
Accounts payable and accrued liabilities                                    52,031           65,510            52,812
Accounts payable to The Coca-Cola Company                                    3,748            3,636             3,470
Due to Piedmont Coca-Cola Bottling Partnership                               1,207
Accrued compensation                                                         4,472            5,049             3,464
Accrued interest payable                                                     6,813            6,259             4,886
                                                                          --------         --------          --------
  Total current liabilities                                                 68,376           80,574            64,806
Deferred income taxes                                                      107,492           97,252            99,269
Other liabilities                                                           43,942           39,877            38,364
Long-term debt                                                             405,353          419,896           419,827
                                                                          --------         --------          --------
  Total liabilities                                                        625,163          637,599           622,266
                                                                          --------         --------          --------

Shareholders' Equity:
Convertible Preferred Stock, $100 par value:
 Authorized-50,000 shares; Issued-None
Nonconvertible Preferred Stock, $100 par value:
 Authorized-50,000 shares; Issued-None
Preferred Stock, $.01 par value:
 Authorized-20,000,000 shares; Issued-None
Common Stock, $1 par value:
 Authorized-30,000,000 shares;
 Issued-10,090,859 shares                                                   10,090           10,090            10,090
Class B Common Stock, $1 par value:
 Authorized-10,000,000 shares;
 Issued-1,964,476 shares                                                     1,965            1,965             1,965
Class C Common Stock, $1 par value:
 Authorized-20,000,000 shares; Issued-None
Capital in excess of par value                                             113,762          120,733           123,057
Accumulated deficit                                                        (59,062)         (76,032)          (71,902)
Minimum pension liability adjustment                                          (138)            (138)           (3,904)
                                                                          --------        ---------          --------
                                                                            66,617           56,618            59,306
Less-Treasury stock, at cost:
 Common-2,132,800 shares                                                    17,237           17,237            17,237
 Class B Common-628,114 shares                                                 409              409               409
                                                                          --------        ---------          --------
  Total shareholders' equity                                                48,971           38,972            41,660
                                                                          --------        ---------          --------

Total                                                                     $674,134         $676,571          $663,926
                                                                          ========        =========          ========


See Accompanying Notes to Consolidated Financial Statements

Coca-Cola Bottling Co. Consolidated
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
In Thousands (Except Per Share Data)


                                                                      Third Quarter                  Nine Months
                                                                  1996           1995            1996           1995

Net sales (includes sales to Piedmont of $18,134, $19,355
  $47,823 and $55,664)                                         $ 204,579      $ 203,559       $ 590,154      $ 582,412
Cost of products sold, excluding depreciation shown
  below (includes $14,114, $16,715, $39,112 and
   $48,599 related to sales to Piedmont)                         114,641        120,832         332,535        340,477
                                                               ---------      ---------       ---------       --------
Gross margin                                                      89,938         82,727         257,619        241,935
                                                               ---------      ---------       ---------       --------
Selling expenses                                                  47,277         41,831         132,751        119,918
General and administrative expenses                               13,879         13,868          40,722         40,839
Depreciation expense                                               7,137          6,786          21,199         19,756
Amortization of goodwill and intangibles                           3,060          3,058           9,175          9,173
                                                               ---------      ---------       ---------      ---------
Income from operations                                            18,585         17,184          53,772         52,249
Interest expense                                                   7,543          8,312          22,702         25,205
Other income (expense), net                                       (1,252)        (1,099)         (3,862)        (2,656)
                                                               ---------      ---------       ---------      ---------
Income before income taxes                                         9,790          7,773          27,208         24,388
Federal and state income taxes                                     3,302          3,134          10,238          9,738
                                                               ---------      ---------       ---------      ---------
Net income                                                     $   6,488      $   4,639       $  16,970      $  14,650
                                                               =========      =========       =========      =========

Net income per share                                           $     .70      $     .50       $    1.83      $    1.58

Cash dividends per share:
 Common Stock                                                  $     .25      $     .25       $     .75      $     .75
 Class B Common Stock                                                .25            .25             .75            .75
Weighted average number of Common and
 Class B Common shares outstanding                                 9,294          9,294           9,294          9,294


See Accompanying Notes to Consolidated Financial Statements

Coca-Cola Bottling Co. Consolidated
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED) In Thousands



                                                               Capital                            Minimum
                                            Class B              in                               Pension
                           Common           Common            Excess of         Accumulated      Liability          Treasury
                            Stock            Stock            Par Value           Deficit        Adjustment          Stock


Balance on
 January 1, 1995           $10,090          $ 1,965           $130,028          $ (86,552)       $ (3,904)         $ 17,646
Net income                                                                         14,650
Cash dividends
 paid:
 Common                                                         (6,971)

Balance on
 October 1, 1995           $10,090          $ 1,965           $123,057          $ (71,902)       $ (3,904)         $ 17,646
                           =======          =======           ========          =========        ========          ========


Balance on
 December 31, 1995         $10,090          $ 1,965           $120,733          $ (76,032)       $   (138)         $ 17,646
Net income                                                                         16,970
Cash dividends
 paid:
 Common                                                         (6,971)
Balance on
 September 29, 1996        $10,090          $ 1,965           $113,762          $ (59,062)       $   (138)         $ 17,646
                           =======          =======           ========          =========        ========          ========



See Accompanying Notes to Consolidated Financial Statements

Coca-Cola Bottling Co. Consolidated
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
In Thousands


                                                                                           Nine Months
                                                                                     1996                1995

Cash Flows from Operating Activities
Net income                                                                         $ 16,970           $ 14,650
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation expense                                                               21,199             19,756
  Amortization of goodwill and intangibles                                            9,175              9,173
  Deferred income taxes                                                              10,238              9,738
  Losses on sale of property, plant and equipment                                     1,737              1,037
  Amortization of debt costs                                                            396                344
  Undistributed (earnings) losses of Piedmont Coca-Cola                                 (73)             1,100
    Bottling Partnership
  Increase in current assets less current liabilities                               (19,593)           (13,886)
  Increase in other noncurrent assets                                                (1,401)            (1,076)
  Increase in other noncurrent liabilities                                            4,708              2,746
  Other                                                                                   3                132
                                                                                   --------           --------
Total adjustments                                                                    26,389             29,064
                                                                                   --------           --------

Net cash provided by operating activities                                            43,359             43,714
                                                                                   --------           --------
Cash Flows from Financing Activities
Payments on long-term debt                                                          (14,543)           (13,144)
Cash dividends paid                                                                  (6,971)            (6,971)
Other                                                                                  (726)             1,721
                                                                                   --------           --------
Net cash used in financing activities                                               (22,240)           (18,394)
                                                                                   --------           --------
Cash Flows from Investing Activities
Additions to property, plant and equipment                                          (21,402)           (26,304)
Proceeds from the sale of property, plant and equipment                                 558              1,895
                                                                                   --------           --------
Net cash used in investing activities                                               (20,844)           (24,409)
                                                                                   --------           --------
Net increase in cash                                                                    275                911
Cash at beginning of period                                                           2,434              1,812
                                                                                   --------           --------
Cash at end of period                                                             $   2,709          $   2,723
                                                                                   ========           ========


See Accompanying Notes to Consolidated Financial Statements

Coca-Cola Bottling Co. Consolidated
Notes to Consolidated Financial Statements (Unaudited)




1. Accounting Policies

The consolidated financial statements include the accounts of Coca-Cola Bottling Co. Consolidated and its majority owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

The information contained in the financial statements is unaudited. The statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.

The accounting policies followed in the presentation of interim financial results are the same as those followed on an annual basis. These policies are presented in Note 1 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 filed with the Securities and Exchange Commission.

Certain prior year amounts have been reclassified to conform to current year classifications.

Coca-Cola Bottling Co. Consolidated
Notes to Consolidated Financial Statements (Unaudited)


2. Summarized Income Statement Data of Piedmont Coca-Cola Bottling Partnership

On July 2, 1993, the Company and The Coca-Cola Company formed Piedmont Coca-Cola Bottling Partnership ("Piedmont") to distribute and market soft drink products primarily in portions of North Carolina and South Carolina. The Company and The Coca-Cola Company, through their respective subsidiaries, each beneficially own a 50% interest in Piedmont. The Company provides a portion of the soft drink products to Piedmont at cost and receives a fee for managing the business of Piedmont pursuant to a management agreement. Summarized income statement data for Piedmont is as follows:


                                       Third Quarter                        Nine Months
In Thousands                        1996           1995                1996            1995
-------------------------------------------------------------------------------------------

Net sales                          $60,659        $59,396             $170,838       $163,856
Gross margin                        26,273         23,627               72,523         66,337
Income from operations               2,958          1,777                6,685          5,312
Net income (loss)                    1,880          (758)                  146         (2,200)




3. Inventories

Inventories are summarized as follows:



                                                   Sept. 29,         Dec. 31,           Oct. 1,
In Thousands                                          1996             1995              1995
---------------------------------------------------------------------------------------------

Finished products                                   $19,883          $17,809           $20,429
Manufacturing materials                              10,364            8,809            11,585
Plastic pallets and other                             2,533            1,371             1,433
                                                   ---------        ---------         ---------

Total inventories                                   $32,780          $27,989           $33,447
                                                    =======          =======           =======

Coca-Cola Bottling Co. Consolidated
Notes to Consolidated Financial Statements (Unaudited)

4. Long-Term Debt

Long-term debt is summarized as follows:


                                                               Fixed(F) or
                                                  Interest      Variable    Interest       Sept. 29,     Dec. 31,     Oct. 1,
In Thousands                        Maturity        Rate        (V) Rate      Paid           1996          1995         1995
-----------------------------------------------------------------------------------------------------------------------------
Lines of Credit                       2000         5.37%            V        Varies       $    9,620    $  22,590    $  85,601

Term Loan Agreement                   2002-        6.39%            V        Varies          170,000      170,000      120,000
                                      2003

Medium-Term Notes                     1998         6.13%            V        Quarterly        10,000       10,000       10,000

Medium-Term Notes                     1998        10.05%            F        Semi-             2,000        2,000        2,000
                                                                              annually

Medium-Term Notes                     1999         7.99%            F        Semi-            28,585       28,585       66,500
                                                                              annually

Medium-Term Notes                     2000        10.00%            F        Semi-            25,500       25,500       55,000
                                                                              annually

Medium-Term Notes                     2002         8.56%            F        Semi-            47,000       47,000       66,500
                                                                              annually

Debentures                            2007         6.85%            F        Semi-           100,000      100,000
                                                                              annually
Notes acquired in
 Sunbelt acquisition                  2001         8.00%            F        Quarterly           177          217          217

Capital leases and                    2000 -       6.85% -          F        Varies           12,576       14,124       14,183
 other notes payable                  2001        10.00%
                                                                                            --------     --------     --------
                                                                                             405,458      420,016      420,001
Less: Portion of long-
 term debt payable
 within one year                                                                                 105          120          174
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                              $405,353     $419,896     $419,827
---------------------------------------------------------------------------------------------------------------------------------

    Coca-Cola Bottling Co. Consolidated
    Notes to Consolidated Financial Statements (Unaudited)



    4. Long-Term Debt (cont.)

    As of September 29, 1996, the Company was in compliance with all of the covenants of its various borrowing agreements.

    It is the Company's intent to renew its lines of credit, commercial paper borrowings and borrowings under the revolving credit facility as they mature. To the extent that these borrowings do not exceed the amount available under the Company's $170 million revolving credit facility, they are classified as noncurrent liabilities.

    A $100 million commercial paper program was established in January 1990 with funds to be used for general corporate purposes. There were no balances outstanding under this program on September 29, 1996, December 31, 1995 or October 1, 1995.

    In June 1992, the Company entered into a three-year arrangement under which it has the right to sell an undivided interest in a designated pool of trade accounts receivable up to a maximum of $40 million. This arrangement has been amended to extend it to June 1998 on terms substantially similar to those previously in place. The Company had sold trade receivables of $20 million as of September 29, 1996 and $35 million as of December 31, 1995 and October 1, 1995.

    On October 12, 1994, a $400 million shelf registration for debt and equity securities filed with the Securities and Exchange Commission became effective and the securities thereunder became available for issuance. On November 1, 1995, the Company issued $100 million of 6.85% debentures due 2007 pursuant to such registration. The net proceeds from this issuance were used principally for refinancing a portion of existing public indebtedness with the remainder used to repay other bank debt.

    On November 20, 1995, the Company entered into a $170 million loan agreement with $85 million maturing in November 2002 and $85 million maturing in November 2003. This loan was used to repay two $60 million loans previously entered into by the Company and other bank debt.

    The Company has guaranteed a portion of the debt for two cooperatives in which the Company is a member. The amounts guaranteed were $32.5 million, $35.2 million and $34 million as of September 29, 1996, December 31, 1995 and October 1, 1995, respectively.

    Coca-Cola Bottling Co. Consolidated
    Notes to Consolidated Financial Statements (Unaudited)



    5. Derivative Financial Instruments

    The Company uses derivative financial instruments to modify risk from interest rate fluctuations in its underlying debt. The Company has historically altered its fixed/floating interest rate mix based upon anticipated operating cash flows of the Company relative to its debt level and the Company's ability to absorb increases in interest rates. These derivative financial instruments are not used for trading purposes.

    The Company had weighted average interest rates for the debt portfolio of approximately 7.1%, 7.2% and 7.3% as of September 29, 1996, December 31, 1995 and October 1, 1995, respectively. The Company's overall weighted average interest rate on its long-term debt decreased from an average of 7.4% during the first nine months of 1995 to an average of 7.0% during the first nine months of 1996. After taking into account the effect of all of the interest rate swap activities, approximately 47%, 48% and 53% of the total debt portfolio was subject to changes in short-term interest rates as of September 29, 1996, December 31, 1995 and October 1, 1995, respectively.

    A rate increase of 1% on the floating rate component of the Company's debt would have increased interest expense for the first nine months of 1996 by approximately $1.4 million and net income for the first nine months ended September 29, 1996 would have been reduced by approximately $.9 million.

    The Company currently has two interest rate swap agreements. There were no new derivative financial instruments, nor activity with current financial instruments, during the third quarter or first nine months of 1996.

    Derivative financial instruments were as follows:


                                           Sept. 29, 1996             December 31, 1995               Oct. 1, 1995
                                     ------------------------------------------------------------------------------------
                                                     Remaining                    Remaining                    Remaining
    In Thousands                      Amount           Term         Amount           Term          Amount         Term
    ---------------------------------------------------------------------------------------------------------------------

    Interest rate swaps-floating      $ 60,000        7 years     $ 60,000         8 years      $ 60,000       8 years

    Interest rate swaps-fixed           60,000        7 years       60,000         8 years        60,000       8 years


     Coca-Cola Bottling Co. Consolidated
     Notes to Consolidated Financial Statements (Unaudited)



    5. Derivative Financial Instruments (cont.)


    The carrying amounts and fair values of the Company's balance sheet and off-balance-sheet instruments were as follows:



                                                            September 29, 1996                    December 31, 1995
                                                        -----------------------------       -----------------------------
                                                          Carrying           Fair           Carrying             Fair
    In Thousands                                          Amount             Value           Amount              Value
    ----------------------------------------------------------------------------------------------------------------------

    Balance Sheet Instruments
         Public debt                                      $213,085          $214,721         $213,085          $228,103
         Non-public variable rate long-term
             debt                                          179,620           179,620          192,590           192,590
         Non-public fixed rate long-term debt               12,753            13,448           14,341            16,189

    Off-Balance-Sheet Instruments
         Interest rate swaps                                                  (4,872)                            (4,725)


    The fair values of the interest rate swaps represent the estimated amounts the Company would have had to pay to terminate these agreements.

Coca-Cola Bottling Co. Consolidated
Notes to Consolidated Financial Statements (Unaudited)



6. Supplemental Disclosures of Cash Flow Information

Changes in current assets and current liabilities affecting cash were as follows:


                                                                                            Nine Months
In Thousands                                                                         1996               1995
----------------------------------------------------------------------------------------------------------------
Accounts receivable, trade, net                                                $  (15,702)         $   (3,424)
Due from Piedmont Coca-Cola Bottling Partnership                                    4,584                 (74)
Accounts receivable, other                                                          9,310                 832
Inventories                                                                        (4,791)             (1,576)
Prepaid expenses and other current assets                                            (797)               (484)
Portion of long-term debt payable within one year                                     (15)               (126)
Accounts payable and accrued liabilities                                          (13,366)             (1,863)
Due to Piedmont Coca-Cola Bottling Partnership                                      1,207
Accrued compensation                                                                 (577)               (782)
Accrued interest payable                                                              554              (6,389)
                                                                                ----------         -----------
Increase in current assets less current liabilities                              $(19,593)          $ (13,886)
                                                                                 =========          ==========